Exhibit 99.1

News Release

February 11, 2016

TELUS reports results for fourth quarter 2015 and

announces 2016 financial targets

109,000 net new wireless postpaid, high-speed Internet and TV customers added; EBITDA increases 4.9 per cent

$1.6 billion returned to shareholders in 2015; 10 per cent annual dividend increase targeted in 2016

Targeting 2016 revenue growth of up to 3 per cent and EBITDA growth of up to 6 per cent in both wireless and wireline

Vancouver, B.C. — TELUS Corporation’s consolidated operating revenue grew 2.8 per cent to $3.2 billion in the fourth quarter of 2015, from a year earlier, as a result of higher data revenue in both wireless and wireline operations. Wireless data revenue increased 9.9 per cent from a year ago, leading to overall network revenue growth of 3.0 per cent, while wireline data revenue increased 8.8 per cent to generate 4.4 per cent growth in external wireline revenue. Earnings before interest, income taxes, depreciation and amortization (EBITDA)1 was impacted by significant restructuring and other costs of $99 million. When excluding restructuring and other costs from both periods, EBITDA was higher by 4.9 per cent, increasing to $1.1 billion. EBITDA including restructuring and other costs was lower by 2.2 per cent from a year ago.

“TELUS delivered solid fourth quarter revenue, EBITDA, and subscriber growth in both its wireless and wireline businesses despite economic challenges impacting some of our customers in Alberta,” said Darren Entwistle, President and CEO. “Our continued strong performance was the result of our unwavering focus on putting customers first and the ongoing execution and success of a winning strategy that focuses on long-term capital investment to drive sustainable growth.”

Mr. Entwistle added “We have established 2016 targets that reflect the diversity and strength of TELUS’ multiple growth assets in both our wireless and wireline operating segments. These targets continue to support our dividend growth model and share repurchase initiatives while also demonstrating our confidence in our ability to successfully manage our efficiency programmes and growth-focussed investments in a highly competitive industry.”

Mr. Entwistle further commented “TELUS has a successful track record for consistent and transparent investing for the long-term benefit of our customers and shareholders despite complicating exogenous factors and short-term economic volatility that will inevitably occur. We embrace the leadership role TELUS plays in Canada’s domestic economy and will continue to invest prudently in our network technology and bandwidth to ensure Canadians maintains their global digital leadership position.”

John Gossling, TELUS Executive Vice-President and CFO said, “I am very pleased with the TELUS team’s  balanced approach to effectively implementing efficiency investments without compromising our customer focus, strategic investments, or our strong shareholder friendly initiatives. Despite a more challenging environment, both our wireless and wireline results continued to deliver growth and facilitated the return of $1.6 billion to shareholders in dividend growth and share purchases in 2016.”

Mr. Gossling added “We remain committed to the critical network investments that are essential to driving customer satisfaction, delivering balanced growth, and supporting our transparent shareholder initiatives. TELUS has effectively navigated this key investment period and maintained a strong financial position to ensure it can continue to make disciplined long-term investments in its core assets during the lowest cost of capital environment we have seen in our lifetime. Throughout this unique investment cycle, we have increased our wireless and wireline customer connections, consistently grown revenue and EBITDA, delivered the strongest lifetime revenue per customer and further enhanced the industry’s already best customer loyalty. Importantly, during this elevated period of investing, we have extended our average term to maturity of TELUS’ long-term debt to 11.1 years, as compared to 5.5 years in 2012, and reduced TELUS’ weighted average cost of long-term debt to 4.32 per cent, as compared to 5.44 per cent at the end of 2012.”

Net income and basic earnings per share (EPS) were affected by significant restructuring and other costs, as well as an increase in depreciation and amortization expense reflecting, in part, TELUS’ higher asset base from ongoing investments in its fibre optic and 4G LTE networks. Adjusted net income3 decreased 1.2 per cent to $324 million, while adjusted EPS3 of $0.54 was up 1.9 per cent from the prior year. On a reported basis, net income decreased 16 per cent to $261 million, while basic earnings per share (EPS) decreased 14 per cent to $0.44 due to higher restructuring and other costs.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended December 31		Per cent
(unaudited)	2015	2014	change
Operating revenues	3,217	3,128	2.8
Operating expenses before depreciation and amortization	2,239	2,127	5.3
EBITDA(1)	978	1,001	(2.2)
EBITDA excluding restructuring and other costs(1)(2)	1,077	1,027	4.9
Net income	261	312	(16.3)
Adjusted net income(3)	324	328	(1.2)
Basic earnings per share (EPS)	0.44	0.51	(13.7)
Adjusted EPS(3)	0.54	0.53	1.9
Capital expenditures	655	570	14.9
Free cash flow(4)	197	337	(41.5)
Total customer connections(5)	12.495	12.228	2.2

(1)             EBITDA does not have any standardized meaning prescribed by IFRS-IASB. TELUS issues guidance on and reports EBITDA because it is a key measure used to evaluate performance at a consolidated and segmented level. For further definition and explanation, see Section 4.1 in the accompanying 2015 fourth quarter Management’s review of operations.

(2)             For the fourth quarter of 2015 and 2014, restructuring and other costs were $99 million and $26 million, respectively.

(3)             Adjusted net income and Adjusted EPS do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding (after income taxes): a) restructuring and other costs; and b) favourable income tax-related adjustments. For further analysis of the aforementioned items see Section 1.2 in the accompanying 2015 fourth quarter Management’s review of operations.

(4)             Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 4.1 in the accompanying 2015 fourth quarter Management’s review of operations.

(5)             The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers) measured at the end of the respective periods based on information in billing and other systems. Effective January 1, 2014, subscriber connections have been restated to exclude 25,000 dial-up Internet subscribers and include 222,000 Public Mobile prepaid subscribers in the opening subscriber balances. TELUS acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets, in November 2013. Also, effective December 31, 2015, business NALs have been removed from the reported subscriber base due to their diminishing relevance as a key performance indicator (for example, the impact of migrations from voice lines to IP services has led to business NAL losses without a similar decline in revenue). Accordingly, December 31, 2014 has been retrospectively adjusted to exclude 1,613,000 business NALs in the reported subscriber balances. As of December 31, 2015, the business NAL subscriber base was 1,586,000 and business NAL losses in the fourth quarter and full year of 2015 were 5,000 and 27,000, respectively. Comparatively, business NAL losses in the fourth quarter of 2014 were 5,000 and business NAL gains in the full year of 2014 were 2,000.

In wireless, data revenue was driven by subscriber growth, an increased but moderating proportion of higher-rate two-year plans in the revenue mix, a more favourable postpaid subscriber mix, and increased data usage, partially offset by the effects of an economic slowdown, particularly in Alberta, and ongoing decline in voice revenue. Wireline data revenue growth was generated by an increase in Internet and enhanced data service revenue from continued high-speed Internet subscriber growth and higher revenue per customer, growth in TELUS International’s business process outsourcing services, TELUS TV subscriber growth and higher TELUS Health revenues.

In the quarter, TELUS attracted 109,000 net wireless postpaid, high-speed Internet and TV customers. This included 62,000 wireless postpaid customers, 25,000 TELUS TV customers and 22,000 high-speed Internet subscribers. These gains were partially offset by the ongoing loss of traditional telephone network access lines. TELUS’ total wireless subscriber base is up 2.1 per cent from a year ago to 8.5 million, high-speed Internet connections have increased 6.2 per cent to 1.6 million, and TELUS TV subscribers are higher by 9.7 per cent to 1 million.

Free cash flow4 of $197 million in the fourth quarter was lower by $140 million from a year ago, primarily due to higher share-based compensation, higher capital expenditures and lower EBITDA reflecting significant restructuring and other costs. For 2015, free cash flow of $1.1 billion was higher by $21 million or 2.0 per cent compared to 2014, primarily due to lower income tax payments, lower restructuring disbursements and EBITDA growth, partially offset by higher capital expenditures and share-based compensation.

In the fourth quarter of 2015, TELUS returned $486 million to shareholders including $252 million in dividends paid and $234 million in share purchases under the 2016 normal course issuer bid (NCIB) program. For 2015, TELUS returned more than $1.6 billion to shareholders, including $992 million in dividends paid and the purchase for cancellation of 15.6 million common shares for $635 million under its multi-year share purchase program.

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases and normal course issuer bids through 2016 and the 2016 annual targets and guidance that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the 2016 annual targets and guidance, semi-annual dividend increases through 2016 and our ability to sustain and complete our multi-year share purchase program through 2016), qualifications and risk factors referred to in the accompanying fourth quarter Management’s review of operations and in the 2015 annual Management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Fourth Quarter 2015 Operating Highlights

TELUS wireless

•                  Wireless network revenues increased by $46 million or 3.0 per cent to $1.6 billion in the fourth quarter of 2015, when compared to the same period a year ago. This growth was driven by a 9.9 per cent increase in data revenue, reflecting subscriber growth, an increased but moderating proportion of higher-rate two-year plans in the revenue mix, a more favourable postpaid subscriber mix, and increased data roaming, partially offset by the effects of an economic slowdown, particularly in Alberta, and ongoing decline in voice revenue.

•                  Blended ARPU increased by 0.6 per cent to $63.74, reflecting TELUS’ twenty-first consecutive quarter of year-over-year growth.

•                  Monthly postpaid subscriber churn of 1.01 per cent increased 7 basis points year-over-year. The increase reflects increased competitive intensity resulting from two-year and three-year customer contracts expiring simultaneously starting in June 2015, as well as the effects of the economic slowdown, particularly in Alberta. These trends are expected to continue in 2016. Blended monthly churn improved 11 basis points to 1.32 per cent reflecting TELUS’ continued focus on customers first initiatives and retention programs.

•                  Postpaid net additions of 62,000 were lower year over year by 56,000 due to lower gross additions resulting primarily from the economic slowdown, particularly in Alberta, higher handset prices, and higher churn. Total wireless net additions of 36,000 decreased by 50,000 over the same period a year ago due to lower postpaid net additions and prepaid losses of 26,000.

•                  Wireless EBITDA excluding restructuring and other costs increased by $18 million or 2.8 per cent over last year to $653 million as network revenue growth and operational efficiency initiatives were partially offset by higher retention expenses. Retention costs as a percentage of network revenue were 17.0 per cent, reflecting a $50 million increase over the same period a year ago, arising from a 5.4 per cent increase in retention volumes and more expensive smartphone devices in the sales mix.

•                  Wireless EBITDA excluding restructuring and other costs less capital expenditures decreased slightly year over year by $3 million to $444 million, primarily due to higher capital expenditures.

TELUS wireline

•                  External wireline revenues increased by $61 million or 4.4 per cent to $1.4 billion in the fourth quarter of 2015, when compared with the same period a year ago. This growth was generated by increased data service revenue, partially offset by continued declines in legacy voice and equipment revenues and lower business activity.

•                  Data revenues increased by $80 million or 8.8 per cent, due to higher Internet and enhanced data revenues from continued high-speed Internet subscriber growth and higher revenue per customer, growth in business process outsourcing services, higher TELUS TV revenues from continued subscriber growth, and increased TELUS Health revenues.

•                  High-speed Internet net additions of 22,000 were unchanged over the same quarter a year ago, reflecting the ongoing expansion of TELUS’ high-speed broadband footprint in urban and rural communities, including fibre to the premises, and the pull-through effect of bundling with Optik TV.

•                  Total TV net additions of 25,000 were lower by 3,000 over the same quarter a year ago, as the expansion of TELUS’ addressable high-speed broadband footprint was offset by slower industry subscriber growth, increasing competition from over-the-top services and an increase in the customer churn rate.

•                  Residential network access lines (NALs) declined by 24,000 in the quarter compared to a loss of 20,000 in the same quarter a year ago. Residential NAL losses continue to reflect the ongoing trend of wireless and Internet substitution, partly offset by the success of TELUS’ bundling strategy.

•                  Wireline EBITDA excluding restructuring and other costs of $424 million increased by $32 million or 8.2 per cent year-over-year. The improvement reflects improving margins in data services, including Internet, TELUS TV, business process outsourcing services, and TELUS Health, as well as ongoing operating efficiency initiatives. EBITDA growth also benefitted from the gain on sale of certain real estate assets of approximately $13 million.

•                  Wireline EBITDA excluding restructuring and other costs less capital expenditures decreased by $32 million to $(22) million as higher EBITDA was more than offset by higher capital expenditures that support TELUS’ long-term growth. Capital expenditures increased over the same period last year due to continued strategic investments in broadband network infrastructure, including connecting more homes and businesses directly to TELUS’ fibre optic network and investments in system and network resiliency and reliability.

2015 Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members by:

•                  Paying, collecting and remitting a total of $1.8 billion in taxes during 2015 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2002, the Company has remitted more than $17 billion in these taxes.

•                  Purchasing 57 MHz of wireless spectrum nationally in three spectrum auctions held by the Department of Innovation, Science and Economic Development (formerly Industry Canada) in 2015 for approximately $2 billion. Since the beginning of 2014, TELUS has purchased 81 MHz of wireless spectrum nationally for approximately $3.2 billion. In addition, TELUS has paid annual spectrum renewal fees of more than $117 million to the Canadian federal government since the beginning of 2014. Since 2002, TELUS’ total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled over $22 billion.

•                  Investing more than $2.5 billion in capital expenditures primarily in communities across Canada in 2015 and more than $29 billion since 2000.

•                  Spending $7.8 billion in total operating expenses in 2015, including goods and service purchased of $5.3 billion. Since 2000, TELUS has spent $91 billion and $60 billion respectively in these areas.

•                  Generating a total team member payroll of $3.0 billion in 2015, including payroll taxes of $826 million. Since 2000, total team member payroll totals $37 billion.

•                  Paying $992 million in dividends in 2015 to individual shareholders, mutual fund owners, pensioners and institutional investors, and purchasing 15.6 million shares for $635 million on behalf of shareholders under TELUS’ multi-year share purchase program.

•                  Returning $12.7 billion to shareholders through TELUS’ dividend and share purchase programs from 2004 to the end of 2015, including $7.6 billion in dividends and $5.0 billion in share buybacks, representing $21 per share.

TELUS sets 2016 financial targets

TELUS today announced its 2016 financial targets that reflect the benefits of the Company’s ongoing strategic investments related to advanced broadband infrastructure, a focus on client service excellence and continued focus on cost efficiency. TELUS’ long-standing growth strategy has consistently delivered profitable growth as well as strong free cash flow generation enabling TELUS to return significant amounts of capital to shareholders through its dividend growth and share purchase programs.

In 2016, TELUS plans to generate growth through modest subscriber expansion in wireless, high-speed Internet and TELUS TV. Wireless and Internet are expected to benefit from growing data usage and demand for higher speeds. TELUS also expects to benefit from continued growth in business process outsourcing services and increased TELUS Health revenues. This growth is expected to be underpinned by the significant investments TELUS continues to make in wireless and wireline broadband, including building out of fibre connecting directly to more homes and businesses as well as continued investments in cost efficiency.

	2016 Targets	2015 Results	Growth

Consolidated
Revenues	$12.750 to $12.875 billion	$12.502 billion	2 to 3%

EBITDA excluding restructuring and other costs(1)	$4.625 to $4.755 billion	$4.488 billion	3 to 6%

Basic earnings per share	$2.40 to $2.56	$2.29	5 to 12%

Capital expenditures(2)	Approximately $2.65 billion	$2.577 billion	Approximately 3%

Wireless
Network Revenue (external)	$6.425 to $6.490 billion	$6.298 billion	2 to 3%

EBITDA excluding restructuring and other costs	$2.975 to $3.060 billion	$2.887 billion	3 to 6%

Wireline
Revenue (external)	$5.680 to $5.735 billion	$5.569 billion	2 to 3%

EBITDA excluding restructuring and other costs	$1.650 to $1.695 billion	$1.601 billion	3 to 6%

(1)         In 2016, total restructuring costs are expected to be approximately $175 million, as compared to $226 million in 2015.

(2)         Capital expenditure targets and results exclude expenditures for spectrum licences and exclude non-monetary transactions.

For 2016, TELUS is targeting consolidated year-over-year revenue growth of between 2 and 3 per cent, while EBITDA excluding restructuring and other costs is targeted to be higher by 3 to 6 per cent. Revenue and EBITDA excluding restructuring and other costs are expected to continue benefitting from ongoing growth in both wireless and wireline data services, and savings from cost efficiency initiatives. Basic earnings per share (EPS) is targeted to be higher by 5 to 12 per cent, due to EBITDA growth combined with lower shares outstanding due to our share purchase program.

Wireless network revenue is targeted to increase between 2 and 3 per cent in 2016 reflecting modest growth in both subscribers and blended ARPU. We also expect growth in data and roaming revenues will offset lower voice revenue. Wireless EBITDA excluding restructuring and other costs is targeted to be higher by between 3 and 6 per cent, as a result of anticipated growth in wireless network revenue, savings from cost efficiency initiatives and stable retention costs.

In wireline, revenue is targeted to increase between 2 and 3 per cent in 2016, as we anticipate continued data revenue growth from high-speed Internet, Optik TV services, business process outsourcing and TELUS Health services, partially offset by continued decreases in legacy voice revenues and continued effects of the economic slowdown. Wireline EBITDA excluding restructuring and other costs is targeted to increase by between 3 and 6 per cent. We anticipate margin improvements from our high-speed Internet and Optik TV services, business outsourcing and TELUS Health services, as well as our ongoing efficiency initiatives, partially offset by the ongoing industry trend of revenue losses from higher-margin legacy voice services.

Consolidated capital expenditures, excluding the purchase of spectrum licences and non-monetary transactions, in 2016 are targeted to be approximately $2.65 billion. TELUS plans to continue broadband infrastructure expansion and upgrades, including bringing fibre-optic cable deeper into the network and connecting more homes and businesses to the fibre-optic network, to support high-speed Internet and Optik TV subscriber growth and faster Internet broadband speeds. We intend to continue investing in our wireless network for 4G LTE expansion and upgrades, including the ongoing deployment of 700 MHz and 2500 MHz spectrum, as well as invest in network and system resiliency and reliability to support our ongoing customers first initiatives and ready the network and systems for future retirement of legacy assets.

TELUS’ cash income tax payments are estimated to be between $570 million and $630 million (2015 — $256 million). Cash tax payments are increasing in 2016 primarily as a result of the impact of the use of the Public Mobile losses in 2014 which has the effect of: i) deferring a portion of our 2015 current taxes payable to February 2016 and ii) increasing, relative to 2015, the 2016 instalments payable, which ultimately is expected to reduce the 2017 cash income tax payments by approximately $150 million.

The preceding disclosure respecting TELUS’ 2016 financial targets contains forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ at the beginning of the accompanying Management’s review of operations for the fourth quarter of 2015 and in the full year 2015 Management’s discussion and analysis filed on the date hereof on SEDAR, especially Section 10 entitled ‘Risks and Risk Management’ thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 1.7 entitled ‘Financial and operating targets for 2016’ in the accompanying Management’s review of operations for the fourth quarter of 2015.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of 44 cents ($0.44) Canadian per share on the issued and outstanding Common Shares of the Company payable on April 1, 2016 to holders of record at the close of business on March 11, 2016.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.5 billion of annual revenue and 12.5 million customer connections, including 8.5 million wireless subscribers, 1.5 million residential network access lines, 1.6 million high-speed Internet subscribers and 1.0 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $440 million to charitable and not-for-profit organizations and volunteered more than 6.8 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 11 Canadian community boards and 4 International boards have led the Company’s support of grassroots charities and have contributed more than $54 million in support of over 4,900 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Paul Carpino (647) 837-8100 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information, the 2015 annual Management’s discussion and analysis and financial statements, and our full 2014 annual report at telus.com/investors.

TELUS’ fourth quarter 2015 and 2016 targets conference call is scheduled for February 11, 2016 at 11:00am ET (8:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on February 11 until March 15, 2016 at 1-855-201-2300. Please use reference number 1191995# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s review of operations

2015 Q4

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, predict, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require us to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. Annual targets for 2016 and related assumptions are described in Sections 1.6 and 1.7.

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on average revenue per subscriber unit per month (ARPU) and churn for all services; mergers and acquisitions of industry competitors, including the integration of cable-TV and wireless companies; the potential entry of new competitors; competition from global players for international roaming services; our ability to continue to retain customers through an enhanced customer service experience; pressures on wireless ARPU and churn from market conditions and government actions, customer usage patterns, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, moderating growth in postpaid market penetration and increasing availability of Wi-Fi networks for data; pressures on high-speed Internet and TV ARPU and churn resulting from market conditions, government actions and customer usage patterns; residential network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; competition for wireless spectrum; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services, and impact revenue.

•                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre-to-the-premises (FTTP) and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and those suppliers’ ability to maintain and service their product lines; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of long-term evolution (LTE) wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems, including the Internet of Things (IoT) services for Internet-connected devices; deployment and operation of new wireline broadband networks at a reasonable cost and availability, and success of new products and services to be rolled out on such networks; availability of resources and ability to build out adequate broadband capacity; network reliability and change management (including migration risks related to technology and customer retention, to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; and success of upgrades and evolution of TELUS TV technology, which depend on third-party suppliers.

•                  Regulatory decisions and developments including: potential of government intervention to further increase wireless competition; the Canadian Radio-television and Telecommunications Commission (CRTC) wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside favouring certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC’s wireline wholesale services review, which concluded that wholesale competitors shall receive regulated access to FTTP facilities owned by incumbent Internet service providers; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including higher minimum Internet access speeds; the CRTC’s new code of conduct for TV services; vertical integration by competitors moving into broadcast content ownership and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; modification, interpretation and application of tower sharing and roaming rules; and the non-harmonization of provincial consumer protection legislation, particularly in light of the CRTC’s mandatory national Wireless Code (the Code) in effect since December 2, 2013, and pressures on retention costs and other operational challenges resulting from the retroactive application of the Code, which led to two-year and three-year customer contracts ending coterminously starting in June 2015.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic developments outside of Canada; future interest rates; inflation; unemployment levels; effects of low oil prices; effects of low business spend (reducing investments and cost structure); pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our ongoing deployment of wireless LTE and future technologies; utilizing newly acquired spectrum; our wireline broadband initiatives, including connecting more homes and businesses directly to fibre; investments in network resiliency and reliability; subscriber demand for data;

evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by the Department of Innovation, Science and Economic Development. Our capital expenditure levels could be impacted by the achievement of our targeted operational and financial results.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA), including the initiative announced in November 2015; business integrations; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional cost reduction initiatives may be needed if we do not achieve our targeted operational and financial results.

•                  Financing and debt requirements including our ability to carry out financing activities and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program of circa 10% per annum through 2016 and our ability to sustain and complete our multi-year share purchase program through 2016. These programs may be affected by factors such as regulatory decisions and developments, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, the competitive environment and economic performance in Canada. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board), based on the Company’s financial position and outlook. The share purchase program may be affected by a change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016 and/or renewed thereafter.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; the future outcome of collective bargaining for an agreement with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which expired at the end of 2015; and the level of employee engagement.

•                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including: our ability to defend successfully against investigations, claims and lawsuits, including class actions pending against us and possible class actions based on consumer claims, data or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions.

•                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realize expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in our annual 2015 Management’s discussion and analysis (MD&A), which will be filed concurrently, is incorporated by reference in this cautionary statement.

Management’s review of operations

February 11, 2016

Contents

Section	Description
1. Discussion of operations

1.1 Preparation of Management’s review of operations
1.2 Consolidated operations
1.3 Wireless segment
1.4 Wireline segment
1.5 Summary of consolidated quarterly results and trends
1.6 Performance scorecard (key performance measures)
1.7 Financial and operating targets for 2016

2. Changes in financial position
3. Discussion of cash flow results	3.1 Overview of cash flow results 3.2 Cash provided by operating activities 3.3 Cash used by investing activities 3.4 Cash provided (used) by financing activities
4. Definitions and reconciliations	4.1 Non-GAAP and other financial measures 4.2 Operating indicators

1.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the Management’s review of operations.

1.1 Preparation of Management’s review of operations

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month period and year ended December 31, 2015, and should be read together with the accompanying summary financial information. Our operating and reportable segments are wireless and wireline. Segmented information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).

The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our use of the term IFRS in this Management’s review of operations is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as earnings before interest, income taxes, depreciation and amortization (EBITDA), to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 4.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This document was reviewed by TELUS’ Audit Committee and approved by our Board of Directors for issuance on February 11, 2016.

1.2 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented discussion is provided in Section 1.3 Wireless segment, Section 1.4 Wireline segment and in Section 3.3 Cash used by investing activities — capital expenditures.

Consolidated highlights

	Fourth quarters ended December 31			Years ended December 31
($ millions, unless noted otherwise)	2015	2014	Change	2015	2014	Change
Consolidated statements of income
Operating revenues	3,217	3,128	2.8%	12,502	12,002	4.2%
Operating expenses	2,757	2,595	6.2%	10,149	9,620	5.5%
Operating income	460	533	(13.7)%	2,353	2,382	(1.2)%
Financing costs	114	115	(0.9)%	447	456	(2.0)%
Income before income taxes	346	418	(17.2)%	1,906	1,926	(1.0)%
Income taxes	85	106	(19.8)%	524	501	4.6%
Net income	261	312	(16.3)%	1,382	1,425	(3.0)%

Earnings per share (EPS) ($)
Basic EPS	0.44	0.51	(13.7)%	2.29	2.31	(0.9)%
Adjusted basic EPS [1]	0.54	0.53	1.9%	2.58	2.41	6.8%
Diluted EPS	0.44	0.51	(13.7)%	2.29	2.31	(0.9)%

Basic weighted-average Common Shares outstanding (millions)	598	611	(2.1)%	603	616	(2.1)%

Other operating highlights

	Fourth quarters ended December 31				Years ended December 31
($ millions, unless noted otherwise)	2015	2014	Change		2015	2014	Change
Subscriber connections [2] (thousands)					12,495	12,228	2.2%
EBITDA [1]	978	1,001	(2.2)%		4,262	4,216	1.1%
Restructuring and other costs included in EBITDA [1]	99	26	n/m		226	75	n/m
EBITDA — excluding restructuring and other costs [1]	1,077	1,027	4.9%		4,488	4,291	4.6%
EBITDA — excluding restructuring and other costs margin [1,3] (%)	33.5	32.8	0.7	pts.	35.9	35.8	0.1	pts.
Dividends declared per Common Share ($)	0.44	0.40	10.0%		1.68	1.52	10.5%
Free cash flow [1]	197	337	(41.5)%		1,078	1,057	2.0%

Notations used in Management’s review of operations: n/m — Not meaningful; pts. — Percentage points.

(1)         Non-GAAP and other financial measures. See Section 4.1.

(2)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers) measured at the end of the respective periods based on information in billing and other systems. Effective January 1, 2014, subscriber connections have been restated to exclude 25,000 dial-up Internet subscribers and include 222,000 Public Mobile prepaid subscribers in the opening subscriber balances. TELUS acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets, in November 2013. Also, effective December 31, 2015, business NALs has been removed from the reported subscriber base due to its diminishing relevance as a key performance indicator (for example, the impact of migrations from voice lines to IP services has led to business NAL losses without a similar decline in revenue). Accordingly, December 31, 2014 has been retrospectively adjusted to exclude 1,613,000 business NALs in the reported subscriber balances. As of December 31, 2015, the business NAL subscriber base was 1,586,000 and business NAL losses in the fourth quarter and full year of 2015 were 5,000 and 27,000, respectively. Comparatively, business NAL losses in the fourth quarter of 2014 were 5,000 and business NAL gains in the full year of 2014 were 2,000. Total subscriber connections, if business NALs were included, would have been 14,081,000 in 2015, or an increase of 1.7% from 2014.

(3)         EBITDA — excluding restructuring and other costs, as a percentage of operating revenues.

Operating revenues

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Service	2,943	2,856	3.0%	11,590	11,108	4.3%
Equipment	243	259	(6.2)%	840	819	2.6%
Revenues arising from contracts with customers	3,186	3,115	2.3%	12,430	11,927	4.2%
Other operating income	31	13	138.5%	72	75	(4.0)%
	3,217	3,128	2.8%	12,502	12,002	4.2%

•                  Service revenue increased year over year by $87 million in the fourth quarter of 2015 and $482 million in the full year of 2015, reflecting growth in the wireless subscriber base and an increased wireless blended average revenue per subscriber unit per month (ARPU); higher wireline Internet and enhanced data services revenue due to subscriber growth and higher revenue per customer; and increased wireline business process outsourcing, TELUS TV and TELUS Health services revenues. This growth was partly offset by ongoing declines in wireline voice, continued competitive pressures, product substitution, the impacts of the economic slowdown, particularly in Alberta, and the full year also included a decline in other services revenue.

•                  Equipment revenue decreased year over year by $16 million in the fourth quarter of 2015 as a result of lower wireless equipment revenue from lower gross additions and lower Black’s Photography revenue from the closure of stores in August 2015, partly offset by higher retention volumes. For the full year of 2015, Equipment revenue increased year over year by $21 million due to higher wireless equipment revenue of $61 million from greater retention volumes and higher-priced smartphones in the sales mix, partly offset by lower gross additions and lower Black’s Photography revenue from the closure of stores in August 2015, as well as lower wireline equipment revenues of $40 million largely due to declines in business spending.

•                  Other operating income increased year over year by $18 million in the fourth quarter of 2015, mainly due to non-recurring gains from the sale of certain real estate assets. For the full year of 2015, Other operating income declined year over year by $3 million, primarily from a decrease in the current period amortization of deferred revenue in respect of the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities, as well as lower investment income, partly offset by higher gains from the sale of certain real estate assets in 2015.

Operating expenses

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Goods and services purchased	1,482	1,476	0.4%	5,532	5,299	4.4%
Employee benefits expense	757	651	16.3%	2,708	2,487	8.9%
Depreciation	406	366	10.9%	1,475	1,423	3.7%
Amortization of intangible assets	112	102	9.8%	434	411	5.6%
	2,757	2,595	6.2%	10,149	9,620	5.5%

•                  Goods and services purchased increased year over year by $6 million in the fourth quarter of 2015 and $233 million in the full year of 2015. The increases reflect higher wireless subscriber retention costs, which increased to 17.0% of wireless network revenue in the fourth quarter and 13.9% in the full year of 2015, as compared with 14.3% in the fourth quarter and 11.8% in the full year of 2014. The year over year increases also reflected higher non-labour restructuring and other costs mainly from real estate rationalization and an increase in our wireless customer service and distribution channel expenses. These year over year increases were partially offset by lower wireline equipment cost of sales associated with lower equipment revenues, a decline in advertising and promotions expenses, lower wireless network operating costs and, the full year period also included, a retroactive assessment of additional TV revenue contribution expensed in the third quarter of 2014 for approximately $15 million towards our Canadian programming funding requirements.

•                  Employee benefits expense increased year over year by $106 million in the fourth quarter of 2015 and $221 million in the full year of 2015, primarily driven by higher labour restructuring expenses largely from the reduction of full-time positions announced in November 2015 (see Section 4.1), increased wages and salaries mainly from higher full-time equivalent (FTE) employees to support growth in business process outsourcing revenue, and increased employee defined benefit pension plan costs. These increases were partially offset by higher capitalized labour costs associated with increased capital expenditures and the fourth quarter also included lower share-based compensation expenses.

•                  Depreciation increased year over year by $40 million in the fourth quarter of 2015 and by $52 million in the full year of 2015 due to growth in capital assets (such as the broadband network, the wireless LTE network, and TELUS TV-related assets), as well as the impact of our continuing program of asset life studies.

•                  Amortization of intangible assets increased year over year by $10 million in the fourth quarter and by $23 million in the full year of 2015. The increase in the quarter and full year periods reflect growth in the intangible asset base, partially offset by software asset life adjustments arising from our continuing program of asset life studies.

Operating income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Operating income	460	533	(13.7)%	2,353	2,382	(1.2)%

Operating income decreased year over year by $73 million in the fourth quarter of 2015, reflecting relatively flat wireless EBITDA for the quarter (see Section 1.3), a decline in wireline EBITDA of $22 million (see Section 1.4) and increases in depreciation and amortization expenses of $50 million discussed above. In the full year of 2015, Operating income decreased year over year by $29 million from a decline in wireline EBITDA of $33 million and increases in total depreciation and amortization expenses of $75 million discussed above, partly offset by growth in wireless EBITDA of $79 million. Year-over-year wireless EBITDA growth for the quarter and full year was restricted primarily due to higher retention spend and restructuring and other costs, when compared to similar periods in 2014 (see Section 1.3).The year over year decline in wireline EBITDA for the quarter and full year was driven by higher restructuring and other costs (see Section 1.4).

Financing costs

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Gross Interest expense	133	117	13.7%	515	446	15.5%
Capitalized long-term debt interest	(18)	—	n/m	(45)	—	n/m
Long-term debt prepayment premium, before income taxes	—	—	n/m	—	13	(100.0)%
Employee defined benefit plans net interest	7	1	n/m	27	3	n/m
Interest income and foreign exchange net gains	(8)	(3)	166.7%	(50)	(6)	n/m
	114	115	(0.9)%	447	456	(2.0)%

•                  Gross Interest expense, excluding capitalized long-term debt interest and long-term debt prepayment premiums, increased year over year by $16 million in the fourth quarter of 2015 and $69 million in the full year of 2015, primarily due to growth in the average long-term debt balances outstanding arising mainly from the purchase of spectrum licences, partly offset by a reduction in the effective interest rate. As a result of our 2015 financing activities, our weighted-average interest rate on long-term debt (excluding commercial paper) was 4.32% at December 31, 2015, as compared to 4.72% one year earlier. For additional details, see Long-term debt issues and repayments in Section 3.4.

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during spectrum auctions held by the Department of Innovation, Science and Economic Development (formerly Industry Canada), which we expect to deploy in our existing network in future periods. Capitalization of long-term debt interest will continue until such spectrum is deployed in our network. (Following the Federal election in Canada in October 2015, the new government announced that the responsibilities of the former Industry Canada would fall under the new Department of Innovation, Science and Economic Development.)

•                  Long-term debt prepayment premium decreased by $13 million in the full year of 2015. The 2014 premium of $13 million before income taxes was related to the early redemption of $500 million of 5.95% Series CE Notes in September 2014.

•                  Employee defined benefit plans net interest is calculated for each year based on the net defined benefit plan surplus (deficit) at December 31 of the previous year. Employee defined benefit plans net interest expense increased year over year by $6 million in the fourth quarter of 2015 and $24 million in the full year of 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013.

•                  Interest income and foreign exchange net gains fluctuate from period to period. Interest income was $4 million in the fourth quarter and $25 million in the full year of 2015, primarily due to the settlement of prior years’ income-tax related matters, as compared to $1 million in the fourth quarter and $2 million in the full year of 2014. The balances of amounts were foreign exchange net gains. For the full year of 2015, foreign exchange net gains increased by $21 million, mainly due to the positive effects of foreign exchange derivatives contracts.

Income taxes

	Fourth quarters ended December 31				Years ended December 31
($ millions, except tax rates)	2015	2014	Change		2015	2014	Change
Income tax computed at applicable statutory rates	93	109	(14.7)%		505	504	0.2%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	—		48	—	n/m
Adjustments recognized in the current period for income tax of prior periods	(7)	(4)	(75.0)%		(30)	(6)	n/m
Other	(1)	1	n/m		1	3	(66.7)%
Income taxes	85	106	(19.8)%		524	501	4.6%
Income taxes computed at applicable statutory rates (%)	26.7	26.0	0.7	pts.	26.5	26.2	0.3	pts.
Effective tax rates (%)	24.6	25.4	(0.8	)pts.	27.5	26.0	1.5	pts.

The total income tax expense decreased year over year by $21 million in the fourth quarter of 2015, primarily due to a decline in income before income taxes arising from higher restructuring and other costs and higher retention spend. In the full year of 2015, income tax expense increased year over year by $23 million, mainly due to a $48 million non-cash adjustment in the second quarter of 2015 to revalue deferred income tax liabilities for an increase to the Alberta provincial corporate tax rate from 10% to 12% effective July 1, 2015, partly offset by higher recoveries from the settlement of prior years’ income tax-related matters and lower income before income taxes.

Analysis of Net income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Net income	261	312	(51)	1,382	1,425	(43)
Add back (deduct):
Restructuring and other costs, after income taxes	72	20	52	166	56	110
Long-term debt prepayment premium, after income taxes	—	—	—	—	10	(10)
Unfavourable (favourable) income tax-related adjustments	(9)	(4)	(5)	1	(6)	7
Asset retirement from closure of Black’s Photography, after income taxes	—	—	—	6	—	6
Adjusted net income	324	328	(4)	1,555	1,485	70

Net income decreased year over year by $51 million or 16% in the fourth quarter of 2015 mainly from increased depreciation and amortization expenses and a decline in EBITDA, partially offset by lower income tax expense. In the full year of 2015, Net income decreased year over year by $43 million or 3.0% as a result of increased depreciation and amortization expenses and higher income tax expenses, partly offset by growth in EBITDA and lower Financing costs. Excluding the effects of restructuring and other costs, long-term debt prepayment premiums, income tax-related adjustments and asset retirement from the closure of Black’s Photography stores, Net income decreased year over year by $4 million or 1.2% in the fourth quarter of 2015 and increased by $70 million or 4.7% in the full year of 2015.

Analysis of basic EPS ($)

	Fourth quarters ended December 31			Years ended December 31
	2015	2014	Change	2015	2014	Change
Basic EPS	0.44	0.51	(0.07)	2.29	2.31	(0.02)
Add back (deduct):
Restructuring and other costs after income taxes, per share	0.12	0.03	0.09	0.28	0.09	0.19
Long-term debt prepayment premium after income taxes, per share	—	—	—	—	0.02	(0.02)
Unfavourable (favourable) income tax related adjustments, per share	(0.02)	(0.01)	(0.01)	—	(0.01)	0.01
Asset retirement from closure of Black’s Photography, after income taxes, per share	—	—	—	0.01	—	0.01
Adjusted basic EPS	0.54	0.53	0.01	2.58	2.41	0.17

Basic EPS decreased year over year by $0.07 or 14% in the fourth quarter of 2015 and by $0.02 or 0.9% in the full year of 2015. The reduction in the number of shares that resulted from our completed 2015 and advanced 2016 normal course issuer bid (NCIB) programs, net of share option exercises, contributed approximately $0.01 and $0.05 year over year in basic EPS in the fourth quarter and in the full year of 2015, respectively. Excluding the effects of restructuring and other costs, long-term debt prepayment premium, income tax-related adjustments and asset retirement from the closure of Black’s Photography stores, basic EPS increased year over year by $0.01 or 1.9% in the fourth quarter of 2015 and by $0.17 or 6.8% in the full year of 2015.

Comprehensive income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Net income	261	312	(16.3)%	1,382	1,425	(3.0)%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	7	9	(22.2)%	21	7	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	486	(652)	174.5%	445	(445)	n/m
Comprehensive income	754	(331)	n/m	1,848	987	87.2%

Comprehensive income increased by $1.1 billion in the fourth quarter and $861 million in the full year of 2015, when compared to the same periods in 2014. This was primarily due to positive increases in employee defined benefit plan re-measurements from changes to estimates regarding actuarial assumptions, including an increased discount rate and adjustments in the cost of living allowance indexing assumption, partly offset by declines in Net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

Other operating highlights

•                  During the year ended December 31, 2015, our subscriber connections increased by 267,000 or 2.2%. This reflects a 2.1% increase in wireless subscribers, a 9.7% increase in TELUS TV subscribers and a 6.2% increase in high-speed Internet subscribers, partly offset by a 5.7% decline in residential NALs.

Our postpaid wireless subscriber net additions were 62,000 in the fourth quarter of 2015 and 244,000 in the full year of 2015, representing decreases of 56,000 and 113,000, respectively, from the same periods in 2014. The decrease reflects the economic slowdown, particularly in Alberta, increased competitive intensity, higher handset prices causing slower demand and an increase in our postpaid churn rate. Our average monthly postpaid subscriber churn rates were 1.01% in the fourth quarter of 2015 and 0.94% in the full year of 2015, as compared to 0.94% in the fourth quarter of 2014 and 0.93% in the full year of 2014. Our blended churn was 1.32% in the fourth quarter of 2015 and 1.26% in the full year of 2015, as compared to 1.43% in the fourth quarter and 1.41% in the full year of 2014. The year-over-year increase in our postpaid subscriber churn rate was primarily due to continued competitive intensity as two-year and three-year contracts began expiring coterminously in June 2015, as well as the effects of the economic slowdown, particularly in Alberta, and our focused marketing efforts on higher-value loading. The year-over-year improvement in our blended subscriber churn rates in the fourth quarter and in the full year was due to our continued focus on customers first initiatives, clear and simple approach and retention programs, partly offset by the economic slowdown, particularly in Alberta, the effects from the Wireless Code, and our focused marketing efforts on higher-value loading impacting postpaid subscriber churn as noted above.

Our wireline subscriber net additions were 23,000 in the fourth quarter of 2015 and 91,000 in the full year of 2015, representing decreases of 7,000 and 3,000, respectively, from the same periods in 2014. Net additions of high-speed Internet subscribers were 22,000 in the fourth quarter of 2015, which was consistent with same period in 2014. For the full year, high-speed Internet subscriber net additions were 91,000, representing a year-over-year increase of 11,000 driven by the expansion of our high-speed broadband footprint and the pull-through impact from the continued bundling with Optik TV, partly offset by an increase in our customer churn rate. Net additions of TELUS TV subscribers were 25,000 in the fourth quarter and 89,000 in the full year of 2015, representing decreases of 3,000 and 12,000, respectively, from the same periods in 2014. The year-over-year decline in the quarter and full year is due to slower growth for paid TV services, lower oil sands construction camp activity, increasing competition from OTT services and technology substitution, as well as an increase in our customer churn rate, all of which was partly offset by continued expansion of our high-speed broadband footprint. During the fourth quarter, our TELUS TV subscriber base surpassed the one-million-subscriber mark. Residential NAL losses were 24,000 in the fourth quarter and 89,000 in the full year of 2015, as compared to 20,000 in the fourth quarter and 87,000 in the full year of 2014. The residential NAL losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of our bundled service offerings.

•                  Consolidated EBITDA decreased year over year by $23 million or 2.2% in the fourth quarter of 2015 and increased year over year by $46 million or 1.1% in the full year of 2015. EBITDA — excluding restructuring and other costs increased year over year by $50 million or 4.9% in the fourth quarter of 2015 and by $197 million or 4.6% in the full year of 2015. These increases reflect growth in wireless network revenues and wireline data revenues, improving margins in Internet, TV, business process outsourcing and TELUS Health, and executing on our operational efficiency initiatives, all partly offset by higher wireless retention costs and continued declines in legacy wireline and wireless voice revenues.

•                  Dividends declared per Common Share were $0.44 in the fourth quarter of 2015, up 10% from the fourth quarter of 2014, and dividends declared per Common Share were $1.68 in the full year of 2015, up 11% from the full year of 2014. On February 10, 2016, the Board declared a first quarter dividend of $0.44 per share on the issued and outstanding Common Shares, payable on April 1, 2016 to shareholders of record at the close of business on March 11, 2016. The first quarter dividend increased by $0.04 per share or 10% from the $0.40 per share dividend declared one year earlier, consistent with our multi-year dividend growth program.

•                 Free cash flow was $197 million in the fourth quarter of 2015, reflecting a year-over-year decrease of $140 million in the quarter, primarily from share-based compensation payments largely due to higher year-over-year cash outflows associated with restricted stock units (RSUs) arising from a timing difference which results in a cash outflow that would have typically arisen in the fourth quarter of 2014 due to a delay in issuing the annual allocation of RSUs that ended up occurring in the first quarter of 2015, higher capital expenditures (excluding spectrum licences) and lower EBITDA, partly offset by lower restructuring disbursements net of expenses. In the full year of 2015, free cash flow was higher year-over-year by $21 million as lower income tax payments, lower restructuring disbursements net of expenses and EBITDA growth were partly offset by higher capital expenditures (excluding spectrum licences) and higher cash outflows associated with share-based compensation.

1.3 Wireless segment

Wireless operating indicators

At December 31	2015	2014 [1]	Change
Subscribers (000s)
Postpaid	7,352	7,108	3.4%
Prepaid	1,105	1,173	(5.8)%
Total	8,457	8,281	2.1%
Postpaid proportion of subscriber base (%)	86.9	85.8	1.1	pts.
HSPA+ population coverage [2] (millions)	35.7	35.3	1.1%
LTE population coverage [2] (millions)	34.9	31.7	10.1%

	Fourth quarters ended December 31				Years ended December 31
	2015	2014 [1]	Change		2015	2014 [1]	Change
Subscriber gross additions (000s)
Postpaid	273	308	(11.4)%		1,014	1,075	(5.7)%
Prepaid	98	131	(25.2)%		429	545	(21.3)%
Total	371	439	(15.5)%		1,443	1,620	(10.9)%
Subscriber net additions (000s)
Postpaid	62	118	(47.5)%		244	357	(31.7)%
Prepaid	(26)	(32)	18.8%		(68)	(105)	35.2%
Total	36	86	(58.1)%		176	252	(30.2)%
Blended ARPU, per month [3] ($)	63.74	63.34	0.6%		63.45	62.25	1.9%
Churn, per month [3] (%)
Blended	1.32	1.43	(0.11	)pts.	1.26	1.41	(0.15	)pts.
Postpaid	1.01	0.94	0.07	pts.	0.94	0.93	0.01	pts.
Cost of acquisition (COA) per gross subscriber addition [3] ($)	472	433	9.0%		418	385	8.5%
Retention spend to network revenue [3] (%)	17.0	14.3	2.7	pts.	13.9	11.8	2.1	pts.
Retention volume[3] (units)	609	578	5.4%		2,169	1,971	10.1%

(1)         Effective January 1, 2014, prepaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, blended ARPU, blended churn and COA per gross subscriber addition) have been adjusted for the inclusion of 222,000 Public Mobile prepaid subscribers in the opening subscriber balances and subsequent Public Mobile subscriber changes.

(2)         Including network access agreements with other Canadian carriers.

(3)         See Section 4.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except ratios)	2015	2014	Change		2015	2014	Change
Network revenues	1,595	1,549	3.0%		6,298	6,008	4.8%
Equipment and other	177	195	(9.2)%		635	579	9.7%
External operating revenues	1,772	1,744	1.6%		6,933	6,587	5.3%
Intersegment network revenue	17	15	13.3%		61	54	13.0%
Total operating revenues	1,789	1,759	1.7%		6,994	6,641	5.3%
Data revenue to network revenues (%)	56	52	4	pts.	55	50	5	pts.

Network revenues from external customers increased year over year by $46 million or 3.0% in the fourth quarter of 2015 and $290 million or 4.8% in the full year of 2015. Data network revenue increased year over year by 9.9% in the fourth quarter of 2015 and 15% in the full year of 2015, reflecting growth in the subscriber base, a larger proportion of higher-rate two-year plans in the revenue mix, a favourable postpaid subscriber mix, increased data roaming and the full year period also included higher chargeable data usage, all of which was partly offset by the impacts of the economic slowdown, particularly in Alberta. Voice network revenue decreased year over year by 4.6% in the fourth quarter of 2015 and 4.9% in the full year of 2015 due to the increased adoption of unlimited nationwide voice plans, and continued substitution to data services and features.

•                  Monthly blended ARPU was $63.74 in the fourth quarter of 2015 and $63.45 in the full year of 2015, reflecting a $0.40 or 0.6% year-over-year increase in the quarter and a $1.20 or 1.9% year-over-year increase for the full year. The increase was driven by the effects of higher-rate two-year plans, a more favourable postpaid subscriber mix, increased data roaming and the full year period also included growth in chargeable data usage, all of which were partly offset by declines in voice revenue, elimination of charges for paper bills and the impact of the economic slowdown, particularly in Alberta. ARPU growth continued to slow in the fourth quarter of 2015, primarily due to the declining proportion of subscribers on legacy three-year plans renewing to higher-rate two-year plans, as well as lower chargeable data usage. Chargeable data usage declined year over year in the fourth quarter as a result of increased data allotments in Your Choice™ plans commencing June 2015, customer reactions to increased frequency of real-time data usage notifications as part of our customers first initiatives, and the launch of our US Easy Roam™ service in July 2015 for customers travelling in the United States. These data usage initiatives are aligned with our priority of putting customers first and consequently are expected to drive margin accretion through higher customer satisfaction.

•                  Gross subscriber additions were 371,000 in the fourth quarter of 2015 and 1,443,000 for the full year of 2015, reflecting year-over-year decreases of 68,000 for the quarter and 177,000 for the full year of 2015. Postpaid gross additions were 273,000 in the fourth quarter of 2015 and 1,014,000 in the full year of 2015, reflecting year-over-year decreases of 35,000 in the quarter and 61,000 for the full year. These declines in subscriber additions were mainly due to the economic slowdown, particularly in Alberta, moderating growth in market penetration, higher competitive intensity and the effect of higher handset prices on customer demand. Prepaid gross additions were 98,000 in the fourth quarter of 2015 and 429,000 in the full year of 2015, reflecting year-over-year decreases of 33,000 in the quarter and 116,000 for the full year, primarily due to lower Public Mobile gross additions.

•                  Net subscriber additions were 36,000 in the fourth quarter and 176,000 in the full year of 2015, reflecting year-over-year decreases of 50,000 in the quarter and 76,000 for the full year due to lower gross subscriber additions, partially offset by an improvement in our blended monthly churn rate. Postpaid net additions were 62,000 in the fourth quarter of 2015 and 244,000 in the full year of 2015, reflecting year-over-year decreases of 56,000 in the quarter and 113,000 in the full year due to factors described in gross subscriber additions, as well as increases in our postpaid monthly churn rate. Prepaid subscribers decreased by 26,000 in the fourth quarter of 2015 and by 68,000 in the full year of 2015, as compared to decreases of 32,000 in the fourth quarter of 2014 and 105,000 in the full year of 2014. Prepaid losses reflect conversions to postpaid services, our focused marketing efforts on higher-value loading and increased competition for prepaid services.

•                  Our average monthly postpaid subscriber churn rate was 1.01% in the fourth quarter and 0.94% in the full year of 2015, as compared to 0.94% in the fourth quarter and 0.93% in the full year of 2014. Our blended monthly subscriber churn rate was 1.32% in the fourth quarter of 2015 and 1.26% for the full year of 2015, as compared to 1.43% in the fourth quarter and 1.41% in the full year of 2014. The year-over-year increase in our postpaid subscriber churn rate during the fourth quarter and full year of 2015 was primarily due to increased competitive intensity as two-year and three-year customer contracts began expiring coterminously starting in June 2015, as well as the effects of the economic slowdown, particularly in Alberta, and our focused marketing efforts on higher-value loading. We expect these impacts to continue in 2016. The year-over-year improvement in our blended subscriber churn rates in the fourth quarter and full year of 2015 was due to our increasing proportion of postpaid subscribers in our subscriber base and our continued focus on customers first initiatives, our clear and simple approach and retention programs, partly offset by the economic slowdown, particularly in Alberta, competitive intensity, and our focused marketing efforts on higher-value loading impacting postpaid subscriber churn noted above.

Equipment and other revenues decreased year over year by $18 million in the fourth quarter of 2015, mainly due to lower gross additions and lower Black’s Photography equipment revenues from the closure of stores in August 2015, partly offset by higher retention volumes and non-recurring gains on the sale of certain real estate assets. In the full year of 2015, equipment and other revenues increased year over year by $56 million, mainly due to higher retention volumes in part from the simultaneous expiration of two-year and three-year contracts, as well as higher-priced smartphones in the sales mix, partly offset by lower gross additions and lower Black’s Photography revenue from the closure of stores in August 2015.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — wireless segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Goods and services purchased:
Equipment sales expenses	480	452	6.2%	1,623	1,423	14.1%
Network operating expenses	190	194	(2.1)%	759	776	(2.2)%
Marketing expenses	129	138	(6.5)%	436	426	2.3%
Other [1]	166	166	—%	653	603	8.3%
Employee benefits expense [1]	196	180	8.9%	717	686	4.5%
Wireless operating expenses	1,161	1,130	2.7%	4,188	3,914	7.0%

(1)         Includes restructuring and other costs. See Section 4.1 Non-GAAP and other financial measures.

Equipment sales expenses increased year over year by $28 million in the fourth quarter of 2015 and by $200 million in the full year of 2015, reflecting increased retention volumes and higher-value smartphones in the sales mix, partly offset by lower gross additions and lower costs of sales from the closure of Black’s Photography stores in August 2015.

•                  Retention costs as a percentage of network revenue were 17.0% in the fourth quarter and 13.9% in the full year of 2015, as compared to 14.3% in the fourth quarter and 11.8% in the full year of 2014, representing year over year increases of $50 million or 23% in the fourth quarter and $165 million or 23% in the full year of 2015. The year-over-year increases in the fourth quarter and full year of 2015 were due to greater retention volumes and associated commissions, as well as increased per-unit subsidy costs due to a continued preference for higher-value smartphones, higher subsidies during peak period loading in the third and fourth quarters of 2015 and lower device upgrade fees.

•                  COA per gross subscriber addition was $472 in the fourth quarter of 2015 and $418 for the full year of 2015, reflecting year-over-year increases of $39 or 9.0% in the quarter and $33 or 8.5% in the full year of 2015. The increases were mainly due to higher per-unit subsidy costs reflecting a greater proportion of postpaid gross additions, increased commissions, higher-value smartphones in the sales mix and increased subsidies during peak period loading in the third and fourth quarters of 2015.

Network operating expenses decreased year over year by $4 million in the fourth quarter of 2015 and by $17 million in the full year of 2015 due to lower network maintenance and support costs, including turning down the Public Mobile CDMA network in the fourth quarter of 2014, partly offset by higher roaming costs driven by volume increases.

Marketing expenses decreased year over year by $9 million in the fourth quarter of 2015 mainly from lower advertising and promotional expenses, partly offset by higher commission expenses associated with higher retention volumes. For the full year of 2015, marketing expenses increased year over year by $10 million, primarily due to higher commission expenses driven by higher retention volumes, partly offset by reduced advertising and promotional expenses in the fourth quarter.

Other goods and services purchased was flat year over year in the fourth quarter as higher bad debt provisions were offset by lower administrative costs. For the full year of 2015, other goods and services purchase increased year over year by $50 million, primarily from higher non-labour restructuring and other costs mainly due to real estate rationalization, higher bad debt provisions to support the growing subscriber base, the expansion of our distribution channels and increases in external labour costs.

Employee benefits expense increased year over year by $16 million in the fourth quarter and by $31 million in the full year of 2015, reflecting higher labour restructuring costs from efficiency initiatives, lower capitalized labour costs and the full year period also included higher share-based compensation expenses.

EBITDA — wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2015	2014	Change		2015	2014	Change
EBITDA	628	629	(0.2)%		2,806	2,727	2.9%
Restructuring and other costs included in EBITDA	25	6	n/m	%	81	30	170.0%
EBITDA — excluding restructuring and other costs	653	635	2.8%		2,887	2,757	4.7%
EBITDA margin (%)	35.1	35.8	(0.7	)pts.	40.1	41.1	(1.0	)pts.
EBITDA margin — excluding restructuring and other costs (%)	36.5	36.1	0.4	pts.	41.3	41.5	(0.2	)pts.

Wireless EBITDA was relatively flat year over year in the fourth quarter of 2015 and increased by $79 million or 2.9% in the full year of 2015. Wireless EBITDA — excluding restructuring and other costs increased year over year by $18 million or 2.8% in the fourth quarter and by $130 million or 4.7% in the full year of 2015, reflecting network revenue growth driven by a larger customer base and ARPU growth, partly offset by higher retention spend, higher bad debt provisions, and increased customer service and distribution channel expenses.

1.4 Wireline segment

Wireline operating indicators

At December 31 (000s)	2015	2014	Change
Subscriber connections:
High-speed Internet	1,566	1,475	6.2%
TELUS TV	1,005	916	9.7%
Residential network access lines (NALs)	1,467	1,556	(5.7)%
Total wireline subscriber connections [1]	4,038	3,947	2.3%

	Fourth quarters ended December 31			Years ended December 31
(000s)	2015	2014	Change	2015	2014	Change
Subscriber net additions (losses):
High-speed Internet	22	22	—%	91	80	13.8%
TELUS TV	25	28	(10.7)%	89	101	(11.9)%
Residential NALs	(24)	(20)	(20.0)%	(89)	(87)	(2.3)%
Total wireline subscriber connection net additions [1]	23	30	(23.3)%	91	94	(3.2)%

(1)                       Effective December 31, 2015, business NALs has been removed from the reported subscriber base due to its diminishing relevance as a key performance indicator (for example, the impact of migrations from voice lines to IP services has led to business NAL losses without a similar decline in revenue). Accordingly, December 31, 2014 has been retrospectively adjusted to exclude 1,613,000 business NALs in the reported subscriber balances. As of December 31, 2015, the business NAL subscriber base was 1,586,000 and business NAL losses in the fourth quarter and full year of 2015 were 5,000 and 27,000, respectively. Comparatively, business NAL losses in the fourth quarter of 2014 were 5,000 and business NAL gains in the full year of 2014 were 2,000. Total wireline subscriber connections, if business NALs were included, would have been 5,624,000 in 2015, or an increase of 1.2% from 2014.

Operating revenues — wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Data service and equipment	991	911	8.8%	3,772	3,472	8.6%
Voice service	358	393	(8.9)%	1,496	1,615	(7.4)%
Other services and equipment	72	67	7.5%	238	255	(6.7)%
Revenues arising from contracts with customers	1,421	1,371	3.6%	5,506	5,342	3.1%
Other operating income	24	13	84.6%	63	73	(13.7)%
External operating revenues	1,445	1,384	4.4%	5,569	5,415	2.8%
Intersegment revenue	44	44	—%	174	175	(0.6)%
Total operating revenues	1,489	1,428	4.3%	5,743	5,590	2.7%

Total wireline operating revenues increased year over year by $61 million or 4.3% in the fourth quarter of 2015 and by $153 million or 2.7% in the full year of 2015, driven by continued growth in Internet and enhanced data services revenue resulting from a larger subscriber base and higher revenue per customer, increased business process outsourcing services revenue, growth in TELUS TV services revenue from a larger subscriber base, and increased TELUS Health services revenue. These increases were partly offset by ongoing declines in legacy voice services, continued competitive pressures, product substitution, the impacts of the economic slowdown, particularly in Alberta, and the full year also included a decline in other services revenue.

Revenues arising from contracts with customers increased year over year by $50 million or 3.6% in the fourth quarter of 2015 and by $164 million or 3.1% in the full year of 2015.

•                  Data service and equipment revenues increased year over year by $80 million or 8.8% in the fourth quarter of 2015 and by $300 million or 8.6% in the full year of 2015, primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 6.2% increase in high-speed Internet subscribers over the year, higher revenue per customer from upgrades to faster Internet speeds and larger usage rate Internet plans, subscribers coming off of promotional offers, the introduction of usage-based billing and the full year period also included certain rate increases in late 2014; (ii) growth in business process outsourcing revenues; (iii) increased TELUS TV revenues resulting from a 9.7% subscriber growth over the year and certain rate increases in 2015; and (iv) increased TELUS Health revenues. These increases were partly offset by declines in managed services, video-conferencing revenues and data equipment sales, largely reflecting an economic slowdown, particularly in Alberta.

•                  Voice service revenues decreased year over year by $35 million or 8.9% in the fourth quarter of 2015 and by $119 million or 7.4% in the full year of 2015. The decreases reflect the ongoing decline in legacy voice revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, partially offset by certain rate increases. We experienced a 5.7% decline in residential NALs in the year, compared to a 5.3% decline in 2014.

•                  Wireline subscriber connections net additions were 23,000 in the fourth quarter of 2015 and 91,000 in the full year of 2015, reflecting year-over-year decreases of 7,000 or 23% in the fourth quarter and 3,000 or 3.2% in the full year of 2015.

•                  Net additions of high-speed Internet subscribers were flat year over year in the fourth quarter and increased year over year by 11,000 or 14% in the full year of 2015. The increase was driven by the expansion of our high-speed broadband footprint and the pull-through impact from the continued bundling with Optik TV service, partially offset by an increase in our customer churn rate. Net additions of TELUS TV subscribers declined year over year by 3,000 or 11% in the fourth quarter of 2015 and by 12,000 or 12% in the full year of 2015, as expansion of our addressable high-speed broadband footprint was more than offset by the effects of slower subscriber growth for paid TV services, lower oil sands construction camp activity, increasing competition from over-the-top (OTT) services and technology substitution, and an increase in our customer churn rate. During the fourth quarter of 2015, our TELUS TV subscriber base surpassed the one-million-subscriber mark. Continued focus on expanding our addressable high-speed Internet and Optik TV footprint, connecting more homes and businesses directly our fibre-optic network, and bundling these services together, has resulted in a combined Internet and TV subscriber growth of 180,000 or 7.5% over the year.

•                  Residential NAL losses of 24,000 in the fourth quarter and 89,000 in the full year of 2015, as compared to 20,000 NAL losses in the fourth quarter of 2014 and 87,000 NAL losses in the full year of 2014. The residential NAL losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of our bundled service offerings and our customers first initiatives.

•                  Other services and equipment revenues increased year over year by $5 million in the fourth quarter of 2015, mainly due to non-recurring services. In the full year of 2015, other services and equipment revenues decreased year over year by $17 million, reflecting declines in voice equipment sales and the elimination of charges for paper bills.

Other operating income increased year over year by $11 million in the fourth quarter of 2015, primarily from non-recurring gains on the sale of certain real estate assets. In the full year of 2015, Other operating income decreased year over year by $10 million as a result of a decline in the current period amortization of deferred revenue in respect of the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities, as well as lower investment income, partly offset by higher gains from the sale of certain real estate assets.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses.

Operating expenses — wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Goods and services purchased [1]	578	585	(1.2)%	2,296	2,300	(0.2)%
Employee benefits expense [1]	561	471	19.1%	1,991	1,801	10.5%
Total operating expenses	1,139	1,056	7.9%	4,287	4,101	4.5%

(1)                       Includes restructuring and other costs. See Section 4.1 Non-GAAP and other financial measures.

Goods and services purchased decreased by $7 million year over year in the fourth quarter of 2015 and by $4 million in the full year of 2015. The decreases were primarily due to a decline in business equipment cost of sales associated with lower equipment revenues, reduced advertising and promotions costs, and the full year period also included a retroactive assessment of additional TV revenue contribution expensed in the third quarter of 2014 for approximately $15 million towards our Canadian programming funding requirements, all of which were partly offset by higher non-labour restructuring and other costs from real estate rationalization, and increased network operating costs and administrative costs to support our growing subscriber base.

Employee benefits expense increased year over year by $90 million in the fourth quarter and by $190 million in the full year of 2015. The increases were primarily due to higher labour restructuring costs from efficiency initiatives, higher compensation and benefit costs mainly to support increased business process outsourcing revenue, and higher employee defined benefit pension plan expense, partly offset by increases in capitalized labour costs associated with increased capital expenditures and the fourth quarter also included lower share-based compensation.

 EBITDA — wireline segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2015	2014	Change		2015	2014	Change
EBITDA	350	372	(5.9)%		1,456	1,489	(2.2)%
Restructuring and other costs included in EBITDA	74	20	n/m	%	145	45	n/m	%
EBITDA — excluding restructuring and other costs	424	392	8.2%		1,601	1,534	4.4%
EBITDA margin (%)	23.5	26.0	(2.5	)pts.	25.4	26.6	(1.2	)pts.
EBITDA — excluding restructuring and other costs margin (%)	28.5	27.4	1.1	pts.	27.9	27.4	0.5	pts.

Wireline EBITDA decreased year over year by $22 million or 5.9% in the fourth quarter of 2015 and by $33 million or 2.2% in the full year of 2015, primarily from increased restructuring and other costs, higher wages and salaries, and continued declines in legacy voice services, partly offset by growth in data service and equipment revenues and non-recurring gains on the sale of certain real estate assets. EBITDA — excluding restructuring and other costs increased year over year by 8.2% in the fourth quarter of 2015 and 4.4% in the full year of 2015, as compared to year-over-year revenue increases of 4.3% for the quarter and 2.7% for the full year, reflecting improving margins in data services, including Internet, TELUS TV, business process outsourcing and TELUS Health services. The year over year growth in EBITDA – excluding restructuring and other costs also benefited from non-recurring gains on the sale of certain real estate assets.

1.5 Summary of consolidated quarterly results and trends

($ millions, except per share amounts)	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Operating revenues	3,217	3,155	3,102	3,028	3,128	3,028	2,951	2,895
Operating expenses
Goods and services purchased [1]	1,482	1,394	1,372	1,284	1,476	1,333	1,268	1,222
Employee benefits expense [1]	757	693	649	609	651	630	610	596
Depreciation and amortization	518	471	464	456	468	459	444	463
Total operating expenses	2,757	2,558	2,485	2,349	2,595	2,422	2,322	2,281
Operating income	460	597	617	679	533	606	629	614
Financing costs	114	106	110	117	115	124	115	102
Income before income taxes	346	491	507	562	418	482	514	512
Income taxes	85	126	166	147	106	127	133	135
Net income and Net income attributable to Common Shares	261	365	341	415	312	355	381	377
Net income per Common Share:
Basic (basic EPS)	0.44	0.61	0.56	0.68	0.51	0.58	0.62	0.61
Adjusted basic EPS [2]	0.54	0.66	0.66	0.70	0.53	0.64	0.63	0.62
Diluted	0.44	0.61	0.56	0.68	0.51	0.58	0.62	0.60
Dividends declared per Common Share	0.44	0.42	0.42	0.40	0.40	0.38	0.38	0.36
Additional information:
EBITDA [2]	978	1,068	1,081	1,135	1,001	1,065	1,073	1,077
Restructuring and other costs included in EBITDA [2]	99	51	59	17	26	30	11	8
EBITDA — excluding restructuring and other costs [2]	1,077	1,119	1,140	1,152	1,027	1,095	1,084	1,085
Cash provided by operating activities	863	1,018	943	718	917	1,037	855	598
Free cash flow [2]	197	310	300	271	337	219	210	291

(1)                       Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(2)                       See Section 4.1 Non-GAAP and other financial measures.

Trends

The consolidated revenue trend continues to reflect year-over-year increases in: (i) wireless network revenues generated from a moderating growth in the subscriber base due to the impacts of the economic slowdown, particularly in Alberta, slower growth in wireless postpaid market penetration, increased competitive intensity and higher handset prices, as well as a moderating growth in ARPU driven by a larger proportion of higher-rate two-year plans, a more favourable postpaid subscriber mix, and increases in data roaming and chargeable data usage, partly offset by a decline in voice revenue; (ii) wireless equipment revenue that has generally increased due to higher retention volumes, especially in 2015 as two-year and three-year customer contracts began to expire coterminously and an increase in the sales mix of higher-priced smartphones; and (iii) growth in wireline data revenues, driven by Internet, enhanced data services, business process outsourcing, TELUS TV and TELUS Health services. This growth was partially offset by the continued declines in wireless voice revenues, as well as wireline voice service and other wireline services and equipment revenues.

The wireless data revenue growth trend is moderating as it is impacted by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, and unlimited messaging rate plans, as well as customer reactions to increased frequency of real-time data usage notifications and offloading of data traffic from our wireless network to increasingly available Wi-Fi hotspots. We introduced two-year wireless rate plans in July 2013, which have impacted acquisition and retention trends, as well as data usage, as subscribers optimize unlimited talk and text and shared data plans, and which we expect will increase the frequency of subscribers updating their devices and services. ARPU is expected to continue to increase over time, though at lower growth rates, as a result of the declining proportion of customers on legacy three-year plans renewing to higher-rate two-year plans, continued but moderating growth in chargeable data usage, and the ongoing shift in our subscriber base towards higher-value postpaid customers. However, the level of ARPU is highly dependent on competition, the economic situation, consumer behaviour, government decisions, device selection and other factors, and, as a consequence, there cannot be any assurance that ARPU growth will continue to materialize. In the third and fourth quarters of 2015, for instance, ARPU growth was tempered by the impact of the economic slowdown, particularly in Alberta, and also by the ongoing decline in voice revenue. This factor is expected to continue to impact growth through 2016.

Retention spending as a percentage of network revenue has increased year over year from 11.8% in 2014 to 13.9% in 2015, mainly from the coterminous expiration of two-year and three-year contracts beginning on June 3, 2015 and an increase in the sales mix of higher-subsidy smartphones. We may continue to experience a higher volume of contract renewals than previously experienced prior to June 3, 2015. We may also experience continuing pressure on our postpaid subscriber churn if some of our remaining clients on three-year contracts choose to terminate their contracts early or if increased competitive intensity continues in 2016. Accordingly, our wireless segment historical operating results and trends prior to the coterminous expiration of two-year and three-year contracts may not be reflective of results and trends for future periods.

Historically, there has been significant third and fourth quarter seasonality due to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Typically, these impacts can also be more pronounced around popular device launches. Wireless EBITDA usually decreases sequentially from the third to the fourth quarter, due to seasonal loading volumes. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU is expected to diminish in the future, as unlimited nationwide voice plans become more prevalent and chargeable usage and long distance spikes become less pronounced.

The trend of increasing wireline data revenue reflects growth in high-speed Internet and enhanced data services, including increases in usage and adoption of higher-speed services, growth in business process outsourcing, the continuing but moderating expansion of our TELUS TV subscriber base (up 9.7% in 2015), growth in TELUS Health solutions and certain rate increases. Higher Internet service revenues are due to a larger high-speed Internet subscriber base (up 6.2% in 2015), bundling of offers with Optik TV service, the introduction of usage-based billing and certain rate increases. A general trend of declining wireline voice revenues is due to competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications, increased competition in the small and medium-sized business market, and the impact of the economic slowdown and associated customers’ re-sizing of services.

The trend in Goods and services purchased expense reflects increasing wireless equipment expenses associated with higher-value smartphones in the sales mix and higher retention volumes, increasing content costs due to a growing wireline TELUS TV subscriber base, growing wireless customer service and distribution channel expenses, and increasing non-labour restructuring and other costs, partly offset by lower wireless network operating expenses from operational efficiency initiatives.

The trend in Employee benefits expense reflects increases in compensation and employee-related restructuring costs, as well as more FTE employees supporting business process outsourcing revenue growth, partly offset by lower domestic FTE employees in part due to the reduction of full-time positions announced in November 2015 and higher capitalized labour costs associated with increased capital expenditures, as described in Section 3.3.

The general trend in depreciation and amortization reflects increases due to growth in capital assets in support of the expansion of our broadband footprint and enhanced LTE network coverage, as well as adjustments related to our continuing program of asset life studies.

The general trend in Financing costs reflects an increase in long-term debt outstanding associated with significant investments in wireless spectrum licences acquired in the Department of Innovation, Science and Economic Development’s auctions in 2014 and 2015. Financing costs also include the Employee defined benefit net interest expense that has increased for 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013. Employee defined benefit plans net interest expense is expected to decrease in 2016 as a result of the decrease in net deficit, partially offset by the application of a higher discount rate at December 31, 2015 (see Note 14 of our 2015 Consolidated financial statements). Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the spectrum auctions held by the Department of Innovation, Science and Economic Development, which we expect to deploy into our existing network in future periods (capitalized long-term debt interest is $45 million since commencement in the second quarter of 2015). Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income, including $20 million of interest income in the second quarter of 2015 resulting from the settlement of prior years’ income tax-related matters. In addition, Financing costs in the third quarter of 2014 included long-term debt prepayment premiums of approximately $13 million.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related after-tax interest on reassessments. The trend in basic EPS also reflects the impact of share purchases under our NCIB program.

The trend in cash provided by operating activities reflects growth in consolidated EBITDA and lower income tax payments in 2015, net of higher interest expenses related to our financing activities. The trend in free cash flow reflects the factors affecting cash provided by operating activities, as well as increases in capital expenditures (excluding spectrum licences), but excludes the effects of certain changes in working capital, such as trade accounts receivable and trade accounts payable.

1.6 Performance scorecard (key performance measures)

In 2015, we achieved three of four original consolidated targets and all four of our original segmented targets, which were announced on February 12, 2015. We achieved our consolidated revenue targets, primarily due to growth in wireless network revenues and wireline data revenues. Wireless network revenues were close to the high end of our target range, reflecting growth in our subscriber base and higher ARPU. Wireline revenues were near the midpoint of our target range, as growth in wireline data revenues was partly offset by declines in legacy voice services and lower business spending.

We met our target for consolidated EBITDA — excluding restructuring and other costs. Our target for wireless EBITDA — excluding restructuring and other costs was met due to an increase in network revenues partially offset by higher retention spending. Our target for wireline EBITDA — excluding restructuring and other costs was met due to growth in wireline data revenues, as well as improving margins in enhanced data services, TELUS TV services, business process outsourcing services and TELUS Health services.

Our basic EPS excluding restructuring and other costs and income tax-related adjustments met our target range, primarily due to growth in our wireless and wireline EBITDA — excluding restructuring and other costs noted above, as well as a reduction in the number of shares outstanding resulting from our NCIB program.

Our capital expenditures in 2015 exceeded both our original target and revised guidance as we continued to focus on investments in wireless and wireline broadband infrastructure, including the expansion of our LTE and fibre-optic networks and the continued deployment of 700 MHz spectrum, as well as in network and system resiliency and reliability in support of our ongoing customers first initiatives, and readying our network and systems for the future retirement of legacy assets.

We met all but one of our long-term financial objectives, policies and guidelines, including generally maintaining a minimum of $1.0 billion of unutilized liquidity, adhering to our dividend payout ratio guideline of 65 to 75% of sustainable earnings on a prospective basis and maintaining long-term investment grade credit ratings in the range of BBB+ or the equivalent. As at December 31, 2015, our Net debt to EBITDA — excluding restructuring and other costs was outside of the long-term objective range of 2.00 to 2.50 times, primarily due to our purchases of spectrum licences during the atypical concentration of wireless spectrum auctions in 2014 and 2015. We will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. (For additional details, see Section 7.5 of the 2015 annual MD&A.)

We also completed 10 semi-annual dividend increases from 2011 to 2015, consistent with our intention to target ongoing semi-annual dividend increases, with an annual increase of circa 10% through to the end of 2016, subject to the assessment and determination by our Board of Directors of our financial position and outlook, as well as our long-term dividend payout ratio guideline of 65 to 75% of prospective sustainable earnings. There can be no assurance that we will maintain this dividend growth program. See Caution regarding forward-looking statements — Ability to sustain dividend growth program of circa 10% per annum through 2016

The following scorecard compares TELUS’ performance to our original or revised 2015 targets and also presents our 2016 targets. Our 2016 targets, plans and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations. (See also Section 10 — Risks and risk management in the 2015 annual MD&A.)

Scorecard

	2015 performance			2016 targets and growth
	Actual results and growth	Original or revised targets and growth	Result
Consolidated
Revenues	$12.502 billion 4.2%	$12.350 to $12.550 billion 3 to 5%	✓	$12.750 to $12.875 billion 2.0 to 3.0%
EBITDA – excluding restructuring and other costs [1]	$4.488 billion 4.6%	$4.400 to $4.575 billion [2] 3 to 7%	✓	$4.625 to $4.755 billion 3.0 to 6.0%
Basic EPS	$2.48 [3] 7.4%	$2.40 to $2.60 4 to 13%	✓	$2.40 to $2.56 5.0 to 12.0% [4]
Capital expenditures [5]	$2.577 billion	Approx. $2.5 billion [5]	X	Approx. $2.65 billion
Wireless segment
Network revenue (external)	$6.298 billion 4.8%	$6.175 to $6.300 billion 3 to 5%	✓	$6.425 to $6.490 billion 2.0 to 3.0%
EBITDA – excluding restructuring and other costs [1]	$2.887 billion 4.7%	$2.850 to $2.950 billion 3 to 7%	✓	$2.975 to $3.060 billion 3.0 to 6.0%
Wireline segment
Revenue (external)	$5.569 billion 2.8%	$5.525 to $5.625 billion 2 to 4%	✓	$5.680 to $5.735 billion 2.0 to 3.0%
EBITDA – excluding restructuring and other costs [1]	$1.601 billion 4.4%	$1.550 to $1.625 billion 1 to 6%	✓	$1.650 to $1.695 billion 3.0 to 6.0%

Met target ✓; Missed target X.

(1)         See description in Section 4.1 Non-GAAP and other financial measures.

(2)         Original 2015 guidance was EBITDA including restructuring and other costs of $4.325 billion to $4.500 billion, however, due to significant increases in restructuring and other costs announced in the second and third quarters of 2015, we revised guidance in those respective periods to be EBITDA — excluding restructuring and other costs of $4.400 billion to $4.575 billion, reflecting the exclusion of our original assumption for restructuring and other costs of $75 million

(3)         Target-related basic EPS, reflects basic EPS, as reported, excluding the impact of incremental restructuring and other costs in excess of our original restructuring and other costs guidance of $75 million, as well as income tax-related adjustments

(4)   2016 targeted growth for basic EPS is in the range of 5.0 to 12.0%, compared to 2015 basic EPS, as reported, of $2.29

(5)         Excludes expenditures for spectrum licences and excludes non-monetary transactions. Our capital expenditures guidance was revised in the second quarter of 2015; the original target was approximately the same as 2014 capital expenditures ($2.359 billion).

We made the following key assumptions when we announced the 2015 targets in February 2015.

Assumptions for 2015 targets and result

•                  Our original estimate for economic growth in Canada was 2.1% in 2015. In our second quarter MD&A, we revised our estimate for 2015 economic growth in Canada to a range of 1.0% to 1.5%. We estimate that growth in 2015 was 1.1%.

•                  No material adverse regulatory rulings or government actions. Regulatory developments in 2015 are discussed in Section 10.4 Regulatory matters in our 2015 annual MD&A. None of these developments had a material impact on our operations.

•                  Intense wireless and wireline competition, continuing from 2014, in both consumer and business markets. See Section 10.2 Competition in our 2015 annual MD&A.

Assumptions for 2015 targets and result

•                  Approximately one percentage point increase in wireless industry penetration of the Canadian market. In 2015, we estimate that wireless industry penetration of the Canadian market increased by approximately two percentage points.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet. In 2015, retention costs as a percentage of network revenue increased year over year by 2.1 pts. to 13.9%, driven by greater retention volumes and higher per-unit subsidy costs that were primarily due to our customers’ preference for higher-value smartphone devices.

•                  Wireless revenue growth resulting from postpaid subscriber loadings consistent with increased market penetration, as well as a modest increase in blended ARPU resulting from higher-rate two-year plans, increased data usage, including increased use of shared data plans, and subscriber mix. In 2015, wireless network revenues grew by 4.8% and blended ARPU grew by 1.9%.

•                  Higher wireless acquisition and retention expenses, dependent on gross loadings, market pressures and the impact of coterminous renewals of two-year and three-year contracts. In 2015, retention expenses grew by approximately 23% and retention volumes increased by 10%, however, acquisition expenses declined by approximately 3% and gross additions declined by 11%.

•                  Growth in wireline data revenue, consistent with 2014, resulting from an increase in high-speed Internet and Optik TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions. In 2015, wireline data revenue increased by 8.6%, as compared to 8.2% in 2014, while the total of high-speed Internet subscribers and TV subscribers increased by 7.5% in 2015, as compared to 8.2% in 2014.

•                  Pension plans: Defined benefit pension plan expense of approximately $106 million recorded in Employee benefits expense and approximately $26 million recorded in employee defined benefit plans net interest in Financing costs; a 3.90% discount rate for employee defined benefit pension plan accounting purposes (2014 — 4.75%); and defined benefit pension plan funding of approximately $88 million. In 2015, the defined benefit pension plan expenses and defined benefit pension plan funding were approximately as estimated, except for a higher defined benefit pension plan expense of $118 million recorded in Employee benefits expense driven by increased past service costs.

•                  Restructuring and other costs of approximately $75 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth. We revised our assumption to approximately $125 million in our second quarter MD&A. Subsequently, in our third quarter MD&A, we revised the assumption to $250 million (see Investing in internal capabilities in Section 2.2 in our 2015 annual MD&A). The actual result was $226 million for 2015.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.0 to 26.5% and cash income tax payments between $280 million and $340 million. Cash tax payments were expected to decrease in 2015, primarily due to lower final payments for the previous tax year. In our second quarter MD&A, we revised our assumption for cash income tax payments downward to a range of $200 million to $260 million, due to the deferral of the 2015 instalments to 2016 and higher refunds from the settlement of prior years’ income tax-related matters. The actual income taxes were computed at an applicable statutory rate of 26.5% in 2015, including the impact of an increase in the Alberta provincial corporate tax rate from 10% to 12% effective July 1, 2015. The actual cash income tax payments were $256 million for 2015.

•                  Continued investments in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability. In 2015, capital expenditures (excluding spectrum licences and non-monetary transactions) were $2.577 billion, including continued investment in the expansion of our LTE and fibre-optic networks, as well as in system and network resiliency and reliability (see Building national capabilities in Section 2.2 in our 2015 annual MD&A).

•                  Participation in the Department of Innovation, Science and Economic Development’s (formerly Industry Canada) wireless spectrum auctions for AWS-3 spectrum (1755 — 1780 MHz and 2155 — 2180 MHz), as well as for 2.5 GHz (2500 — 2690 MHz) bands in March 2015 and April 2015. We participated in these auctions, as well as a residual auction held in August 2015 (see Building national capabilities in Section 2.2 in our 2015 annual MD&A).

•                  Further weakening of the Canadian dollar to U.S. dollar exchange rate from the U.S. 90.5 cent average exchange rate in 2014, in part due to the impact of lower oil prices on Canadian exports. Assumption of further weakening in the exchange rate during 2015 was confirmed, as the average exchange rate for the Canadian dollar in 2015 was U.S. 78 cents.

1.7 Financial and operating targets for 2016

For 2016, we have targeted consolidated revenues in the range of $12.750 to $12.875 billion, or growth of approximately 2.0 to 3.0%. Consolidated EBITDA — excluding restructuring and other costs is targeted in the range of $4.625 to $4.755 billion, or growth of approximately 3.0 to 6.0%. Revenue and EBITDA excluding restructuring and other costs growth is expected to result from increases in wireless and wireline data services, and savings from cost efficiency initiatives. Basic EPS is expected to be in the range of $2.40 to $2.56, or an increase of approximately 5.0%

to 12.0% due to EBITDA growth, combined with a reduction in shares outstanding as a result of our NCIB program.

Wireless network revenue is targeted to be in the range of $6.425 to $6.490 billion in 2016, or an increase of approximately 2.0 to 3.0% due to modest growth in both subscribers and blended ARPU. We also expect growth in data and roaming revenues will offset lower voice revenue. Wireless EBITDA — excluding restructuring and other costs is targeted to be $2.975 to $3.060 billion, or an increase of approximately 3.0 to 6.0%, as a result of anticipated growth in wireless network revenue, savings from cost efficiency initiatives and stable retention costs.

Wireline revenue is targeted to be in the range of $5.680 to $5.735 billion in 2016, or an increase of approximately 2.0 to 3.0%, reflecting continued data revenue growth from high-speed Internet and Optik TV services, as well as from business process outsourcing and TELUS Health services, partially offset by continued decreases in legacy voice revenues and continued effects of the economic slowdown. Wireline EBITDA — excluding restructuring and other costs is targeted to be in the range of $1.650 to $1.695 billion in 2016, or an increase of approximately 3.0 to 6.0%. We anticipate margin improvements from our high-speed Internet and Optik TV services, business outsourcing and TELUS Health services, as well as our ongoing efficiency initiatives, partially offset by the continuing industry trend of revenue losses from higher-margin legacy voice services.

Consolidated capital expenditures, excluding the purchase of spectrum licences and non-monetary transactions, in 2016 are targeted to be approximately $2.65 billion. We plan to continue broadband infrastructure expansion and upgrades, including bringing fibre-optic cable deeper into the network and connecting more homes and businesses to the fibre-optic network, to support high-speed Internet and Optik TV subscriber growth and faster Internet broadband speeds. We intend to continue investing in our wireless network for 4G LTE expansion and upgrades, including the ongoing deployment of 700 MHz and 2500 MHz spectrum, as well as invest in network and system resiliency and reliability to support our ongoing customers first initiatives and ready the network and systems for future retirement of legacy assets.

Our long-term financial objectives, policies and guidelines are described in Section 4.3 of our 2015 annual MD&A. Achievement of our 2016 targets is subject to risks and uncertainties, including, but not limited to competition, regulatory matters, financing and debt requirements, taxation matters, economic conditions, litigation and other factors noted in our Caution regarding forward-looking statements and in our 2015 annual MD&A filed on February 11, 2016. The 2016 targets are based on many assumptions including:

Assumptions for 2016 targets

•                  Moderately higher economic growth in Canada in 2016, estimated to be 1.7%, up from an estimated 1.1% in 2015. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in British Columbia was 2.3% in 2015 and will be in the range of 2.0% to 2.5% in 2016, and that economic growth (contraction) in Alberta was approximately (1.0)% in 2015 and will be in the range of 0.5% to 1.0% in 2016, in part due to low oil prices.

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  An increase in wireless industry penetration of the Canadian market, consistent with 2015.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from modest growth in both postpaid subscriber loadings and blended ARPU.

•                  Stable wireless acquisition and retention expenses to 2015, however, these will be dependent on gross loadings, market pressures and the continued impact of the coterminous expiration of two-year and three-year plans, which began in June 2015.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and Optik TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Pension plans: Defined benefit pension plan expense of approximately $89 million recorded in Employee benefits expense and approximately $5 million recorded in employee defined benefit plans net interest in Financing costs; a 4.00% discount rate for employee defined benefit pension plan accounting purposes (2015 — 3.90%); and defined benefit pension plan funding of approximately $57 million.

•                  Restructuring and other costs of approximately $175 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from slow economic growth, technological substitution and modest subscriber growth. The completion of our initiative to reduce approximately 1,500 full-time positions previously announced in November 2015.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.3 to 26.8% and cash income tax payments between $570 million and $630 million (2015 — $256 million). Cash tax payments are increasing in 2016, primarily as a result of the impact of the use of the Public Mobile losses in 2014, which has the effect of: (i) deferring a portion of our 2015 current taxes payable to February 2016; and (ii) increasing, relative to 2015, the 2016 instalments payable, which ultimately is expected to reduce the 2017 cash income tax payments by approximately $150 million.

•                  Increased investments in broadband infrastructure, including our new fibre-optic network, and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability.

•                  A continuing weakness in the average Canadian dollar to U.S. dollar exchange rate from the U.S. 78 cent average exchange rate in 2015, in part due to the continued effects of low oil prices and certain U.S. monetary policy changes.

2.              Changes in financial position

Refer to the annual 2015 Management’s discussion and analysis (MD&A) for information regarding changes in the financial position.

3.              Discussion of cash flow results

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the Management’s review of operations.

For detailed information on the following topics, refer to the 2015 annual Management’s discussion and analysis (MD&A): i) liquidity and capital resource measures; ii) credit facilities; iii) sale of trade receivables; iv) credit ratings; v) financial instruments, commitments and contingent liabilities; vi) outstanding share information; and vii) transactions between related parties.

3.1 Overview of cash flow results

In 2015, we paid $1.5 billion for wireless spectrum licences acquired in the first quarter AWS-3 spectrum auction, $479 million for the licences acquired in the second quarter 2500 MHz spectrum auction and $58 million for the licences acquired in the third quarter residual spectrum auction (700 MHz and AWS-3 bands). In March 2015, we publicly issued $1.75 billion of senior unsecured notes in three series with the proceeds mainly used to fund the spectrum licences purchased in the AWS-3 spectrum auction, repay approximately $110 million of indebtedness drawn from the 2014 Credit Facility and repay approximately $135 million of outstanding commercial paper. We utilized existing Short-term borrowings and long-term credit facilities to fund the spectrum licences purchased in the 2500 MHz and residual spectrum licence auctions. In December 2015, we publicly issued $1.0 billion of senior unsecured notes in two series with the proceeds mainly used to repay outstanding commercial paper and to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on our Series CI Notes due May 2016.

In 2015, we paid dividends of $992 million to the holders of Common Shares and returned $628 million of cash to shareholders through share purchases under our completed 2015 and advanced 2016 normal course issuer bid (NCIB). During the month ended January 31, 2016, 1.0 million of our Common Shares were purchased by way of the automatic share purchase plan (ASPP) at a cost of $39 million. Subsequent to December 31, 2015, we paid dividends of $263 million to the holders of Common Shares in January 2016. Our capital structure financial policies, financing plan and report on financing and capital structure management plans are described in Section 4.3 of the 2015 annual MD&A.

Cash flows

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2015	2014	Change	2015	2014	Change
Cash provided by operating activities	863	917	(5.9)%	3,542	3,407	4.0%
Cash used by investing activities	(625)	(713)	12.3%	(4,477)	(3,668)	(22.1)%
Cash provided (used) by financing activities	(156)	(370)	57.8%	1,098	(15)	n/m
Increase (decrease) in Cash and temporary investments, net	82	(166)	149.4%	163	(276)	159.1%
Cash and temporary investments, net, beginning of period	141	226	(37.6)%	60	336	(82.1)%
Cash and temporary investments, net, end of period	223	60	n/m	223	60	n/m

3.2 Cash provided by operating activities

Cash provided by operating activities decreased by $54 million in the fourth quarter of 2015 and increased by $135 million in the full year of 2015, when compared to the same periods in 2014.

Analysis of changes in cash provided by operating activities

($ millions)	Fourth quarter	Full year
Cash provided by operating activities, three-month period and year ended December 31, 2014	917	3,407
Year-over-year changes:
Higher (lower) EBITDA (see Section 1.3 Wireless segment and Section 1.4 Wireline segment)	(23)	46
Higher share-based compensation cash outflows, net of expense	(93)	(112)
Lower employer contributions to defined benefits plans, net of expense	4	25
Lower restructuring disbursements, net of restructuring expenses	45	96
Higher interest paid	—	(46)
Higher interest received	20	22
Lower (higher) income taxes paid, net of recoveries received	(8)	208
Other operating working capital changes	1	(104)
Cash provided by operating activities, three-month period and year ended December 31, 2015	863	3,542

•                  Share-based compensation payments, net of expense, increased year over year in the quarter and the full year of 2015 mainly from higher year-over-year cash outflows associated with restricted stock units (RSUs) arising from a timing difference which resulted in a cash outflow that would have typically arisen in the fourth quarter of 2014 but ended up occurring in the first quarter of 2015 due to a delay in our 2012 annual allocation of RSUs.

•                  Restructuring disbursements, net of restructuring expenses, were lower year over year in the quarter and the full year of 2015, reflecting increased restructuring and other costs mainly from personnel-related costs and real estate rationalization, partly offset by higher associated disbursements in 2015.

•                  Income taxes paid, net of recoveries received, was relatively flat year over year in the quarter and decreased year over year in the full year of 2015. The decrease for the full year period reflects lower required instalments and a lower final income tax payment for the 2014 income tax year than was required in the comparable period of 2014 for the 2013 income tax year.

•                  Other operating working capital changes reflected a net $104 million decrease in the full year of 2015, compared to 2014. This included a decrease in Accounts payable and accrued liabilities and an increase in Inventories, partly offset by decreases in Accounts receivable and Prepaid expenses.

3.3 Cash used by investing activities

Cash used by investing activities decreased year over year by $88 million in the fourth quarter of 2015 and increased year over year by $809 million in the full year of 2015. The changes included the following:

•                  Cash payments for capital assets (excluding spectrum licences) decreased year over year by $35 million in the fourth quarter of 2015 and increased year over year by $149 million for the full year of 2015. These changes were composed of:

•                  Year-over-year increases in capital expenditures of $85 million in the fourth quarter and $218 million in the full year of 2015 (see table and discussion below).

•                  Comparative decreases in capital expenditure payments reflecting payment timing differences as Accounts payable and accrued liabilities increased year over year by $117 million in the quarter and $66 million in the full year of 2015.

•                  Payments for wireless spectrum licences were higher year over year by $46 million in the fourth quarter of 2015, reflecting the final payment for wireless spectrum licences purchased during the residual spectrum licence auction in August 2015. For the full year of 2015, our payments for spectrum licences were $2.0 billion, as compared to approximately $1.2 billion in 2014. These payments reflect spectrum licences purchased primarily through the atypical concentration of wireless spectrum auctions in 2014 and 2015, which allowed us to more than double our national spectrum holdings.

•                  Payments for business acquisitions and related investments to complement our existing lines of business, were $NIL in the fourth quarter of 2015 (fourth quarter of 2014 — $3 million) and $10 million in the full year of 2015 (full year of 2014 — $49 million).

•                  In the fourth quarter of 2015, our advances and contributions to real estate joint ventures, net of receipts, were $11 million, and in the full year of 2015, receipts from the real estate joint ventures, net of advances and contributions, were $48 million, mainly from a $95 million repayment of construction financing by the TELUS Garden real estate joint venture pursuant to its bond issuance for the completed, and now occupied, office tower in July 2015. For the comparable periods in 2014, advances and contributions from real estate joint ventures, net of receipts, were $16 million and $53 million, respectively, which primarily reflect advances under construction credit facilities commensurate with construction progress.

Capital expenditure measures

	Fourth quarters ended December 31				Years ended December 31
($ millions, except capital intensity)	2015	2014	Change		2015	2014	Change
Capital expenditures (excluding spectrum licences and non-monetary transactions) [1]
Wireless segment	209	188	11.2%		893	832	7.3%
Wireline segment	446	382	16.8%		1,684	1,527	10.3%
Consolidated	655	570	14.9%		2,577	2,359	9.2%
Wireless segment capital intensity (%)	12	11	1	pt.	13	13	—	pt.
Wireline segment capital intensity (%)	30	27	3	pts.	29	27	2	pts.
Consolidated capital intensity [2] (%)	20	18	2	pts.	21	20	1	pt.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows. See Note 25(b) of the Consolidated financial statements.

(2)              See calculation and description in Section 4.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures increased year over year by $21 million in the fourth quarter of 2015 and by $61 million in the full year of 2015. The increases were due to the continued investment in wireless broadband infrastructure to enhance our network coverage, speed and capacity, including the deployment of 700 MHz spectrum, as well as the continued investment in system resiliency and reliability in support of our ongoing customers first initiatives, and to ready the network and systems for future retirement of legacy assets.

Wireline segment capital expenditures increased year over year by $64 million in the fourth quarter of 2015 and by $157 million in the full year of 2015. We continued to invest in our wireline broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. This investment supports our high-speed Internet and Optik TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extends the reach and functionality of our healthcare solutions. We also continued to make investments in system and network resiliency and reliability.

3.4 Cash provided (used) by financing activities

Net cash used by financing activities decreased year over year by $214 million in the fourth quarter of 2015. Net cash provided by financing activities increased year over year by $1.1 billion in the full year of 2015. Financing activities included the following:

Dividends paid to the holders of Common Shares

Dividends paid to the holders of Common Shares totalled $252 million in the fourth quarter of 2015 and $992 million in the full year of 2015, or year-over-year increases of $19 million in the fourth quarter and $79 million in the full year. This reflected increased dividend rates under our dividend growth program, offset by lower outstanding shares resulting from shares purchased and cancelled under our NCIB program.

Purchase of Common Shares for cancellation

In the fourth quarter of 2015, we purchased approximately six million shares under our 2016 NCIB for $226 million. For the full year of 2015, we purchased approximately 16 million shares under our completed 2015 and advanced 2016 NCIB for $628 million. In 2014, we purchased approximately 2.9 million shares in the fourth quarter and approximately 16 million shares in the full year under our NCIB program, for $112 million in the quarter and $612 million for the year.

Normal course issuer bid in 2015

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	3,793,200	41.06	156	—	156
Second quarter	3,322,600	40.74	135	29	106
Third quarter	2,531,862	43.43	110	(30)	140
Fourth quarter	5,962,800	39.15	234	8	226
Total	15,610,462	40.64	635	7	628

In January 2016, we purchased, by way of the ASPP, 1,043,300 Common Shares for cancellation under our 2016 NCIB.

Normal course issuer bid in 2016

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in accounts payable ($ millions)	Cash outflow ($ millions)
January 2016	1,043,300	37.34	39	(5)	44

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to the transfer of receivables securitization transactions (see Section 7.7 Sale of trade receivables in the 2015 annual MD&A). Such proceeds were $100 million throughout the first quarter of 2015, increased to $500 million during the second quarter of 2015, decreased to $100 million during the third quarter of 2015 and remained at $100 million in the fourth quarter of 2015.

Long-term debt issues and repayments

Long-term debt issues, net of repayments, were $329 million in the fourth quarter of 2015 and $2.7 billion in the full year of 2015, which were primarily composed of:

•                  A March 24, 2015, public issue of $1.75 billion of senior unsecured notes in three series: a $250 million offering at 1.50% due March 27, 2018, a $1.0 billion offering at 2.35% due March 28, 2022 and a $500 million offering at 4.40% due January 29, 2046. The net proceeds were used to fund a portion of the $1.5 billion purchase price of the wireless spectrum licences acquired in the Department of Innovation, Science and Economic Development’s (formerly Industry Canada) AWS-3 spectrum auction during the first quarter of 2015, and to repay approximately $110 million of indebtedness drawn from the 2014 Credit Facility and approximately $135 million of outstanding commercial paper. The remainder was used for general corporate purposes.

•                  A $400 million draw on our five-year revolving credit facility in the second quarter of 2015, which was reduced to $NIL during the third quarter of 2015. At December 31, 2015, no amounts were drawn against our five-year credit facility and $256 million was required to backstop commercial paper. Our commercial paper program provides low cost funds and is fully backstopped by this five-year committed credit facility (see Section 7.6 Credit facilities in the 2015 annual MD&A).

•                  A November 23, 2015, repayment of our $125 million TELUS Communications Inc. Series 2 Debentures, upon maturity.

•                  A December 8, 2015, public issue of $1.0 billion of senior unsecured notes composed of a $600 million offering at 3.75% due March 10, 2026, and $400 million of 4.85% Notes through the re-opening of Series CP Notes, maturing April 5, 2044. The net proceeds were used to repay approximately $956 million in outstanding commercial paper and to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on TELUS’ Series CI Notes due May 2016. The balance will be used for general corporate purposes.

•                  A decrease in commercial paper during the fourth quarter of 2015 from $787 million at September 30, 2015 (U.S.$589 million) to $256 million at December 31, 2015 (U.S.$185 million). For the full year of 2015, commercial paper increased by a net $126 million.

All of our debt transactions contributed to an increase in our average term to maturity of long-term debt (excluding commercial paper) to approximately 11.1 years at December 31, 2015, compared to approximately 10.9 years at the end of 2014. Additionally, our weighted average cost of long-term debt was 4.32% at December 31, 2015, compared to 4.72% at the end of 2014.

In comparison, repayments of long-term debt, net of debt issues, were $25 million in the fourth quarter of 2014, while long-term debt issues, net of repayments, were $1.8 billion in the full year of 2014, which were primarily composed of:

•                  An April 4, 2014 public issue of $1.0 billion of senior unsecured notes in two series: a $500 million offering at 3.20% due April 5, 2021, and a $500 million offering at 4.85% due April 5, 2044. The net proceeds were used to repay the approximately $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes.

•                  A September 10, 2014 public issue of $1.2 billion of senior unsecured notes in two series: an $800 million offering at 3.75% due January 17, 2025, and a $400 million offering at 4.75% due January 17, 2045. The net proceeds were used to repay indebtedness consisting of: (i) advances on the 2014 credit facility and commercial paper issued to fund a substantial portion of the early redemption, on September 8, 2014, of our $500 million 5.95% Series CE Notes; and (ii) other outstanding commercial paper, which had been incurred for general corporate purposes.

•                  A net increase in commercial paper to $130 million at December 31, 2014, from a $NIL balance at December 31, 2013.

4.              Definitions and reconciliations

4.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted basic earnings per share: This measure is used to evaluate performance at a consolidated level and excludes items that may distort the underlying trends in business performance. This measure should not be considered an alternative to basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obfuscate the underlying trends in business performance include significant gains or losses on real estate redevelopment partnerships, restructuring and other costs, long-term debt prepayment premiums, income-tax related adjustments and asset retirements related to restructuring activities (see Section 1.2).

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences and non-monetary transactions) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the Consolidated financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis.

Calculation of Dividend payout ratio

Years ended December 31 ($)	2015	2014
Numerator — sum of the last four quarterly dividends declared per Common Share [1]	1.68	1.52
Denominator — Net income per Common Share	2.29	2.32
Ratio (%)	73	66

(1)         For the year ended December 31, 2015, the numerator period has been aligned with the denominator period; the comparative amounts have been restated.

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis.

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2015	2014
Numerator — sum of the last four quarterly dividends declared per Common Share [1]	1.68	1.52
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,382	1,425
Add back long-term debt prepayment premium after income taxes	—	10
Add back net unfavourable (deduct net favourable) income tax-related adjustments	1	(6)
	1,383	1,429
Denominator — Adjusted net earnings per Common Share	2.29	2.33
Adjusted ratio (%)	73	66

(1)         For the year ended December 31, 2015, the numerator period has been aligned with the denominator period; the comparative amounts have been restated.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireless and wireline segments, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, gains net of equity losses were $NIL in the fourth quarter and full year of both 2015 and 2014.

EBITDA reconciliation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2015	2014	2015	2014
Net income	261	312	1,382	1,425
Financing costs	114	115	447	456
Income taxes	85	106	524	501
Depreciation	406	366	1,475	1,423
Amortization of intangible assets	112	102	434	411
EBITDA	978	1,001	4,262	4,216

EBITDA — excluding restructuring and other costs: We report this measure as a supplementary indicator of our operating performance.

Calculation of EBITDA — excluding restructuring and other costs

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2015	2014	2015	2014
EBITDA	978	1,001	4,262	4,216
Restructuring and other costs included in EBITDA	99	26	226	75
EBITDA — excluding restructuring and other costs	1,077	1,027	4,488	4,291

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2015	2014	2015	2014
EBITDA	978	1,001	4,262	4,216
Restructuring costs net of disbursements	56	11	97	1
Items from the Consolidated statements of cash flows:
Share-based compensation expense, net of payments	(78)	15	(38)	74
Net employee defined benefit plans expense	37	22	118	87
Employer contributions to employee defined benefit plans	(26)	(15)	(94)	(88)
Interest paid	(129)	(129)	(458)	(412)
Interest received	21	1	24	2
Capital expenditures (excluding spectrum licences)	(655)	(570)	(2,577)	(2,359)
Free cash flow before income taxes	204	336	1,334	1,521
Income taxes paid, net of refunds received	(7)	1	(256)	(464)
Free cash flow	197	337	1,078	1,057

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with cash provided by operating activities

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2015	2014	2015	2014
Free cash flow	197	337	1,078	1,057
Add (deduct):
Capital expenditures (excluding spectrum licences)	655	570	2,577	2,359
Adjustments to reconcile to Cash provided by operating activities	11	10	(113)	(9)
Cash provided by operating activities	863	917	3,542	3,407

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

As at December 31 ($ millions)	2015	2014
Long-term debt including current maturities	12,038	9,310
Debt issuance costs netted against long-term debt	52	43
Derivative assets, net	(14)	—
Cash and temporary investments	(223)	(60)
Short-term borrowings	100	100
Net debt	11,953	9,393

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. This measure is similar to the leverage ratio covenant in our credit facilities.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

Components of restructuring and other costs

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2015	2014	2015	2014
Goods and services purchased	11	6	70	21
Employee benefits expense	88	20	156	54
Restructuring and other costs included in EBITDA	99	26	226	75

4.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A TELUS, Koodo, or Public Mobile brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Retention volume represents the number of subscriber units retained in the period through marketing and promotional efforts that result in client upgrades or contract renewals.

Wireless subscriber unit (subscriber) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine (M2M) devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.

condensed consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions except per share amounts)	2015	2014	2015	2014
OPERATING REVENUES
Service	$2,943	$2,856	$11,590	$11,108
Equipment	243	259	840	819
Revenues arising from contracts with customers	3,186	3,115	12,430	11,927
Other operating income	31	13	72	75
	3,217	3,128	12,502	12,002
OPERATING EXPENSES
Goods and services purchased	1,482	1,476	5,532	5,299
Employee benefits expense	757	651	2,708	2,487
Depreciation	406	366	1,475	1,423
Amortization of intangible assets	112	102	434	411
	2,757	2,595	10,149	9,620
OPERATING INCOME	460	533	2,353	2,382
Financing costs	114	115	447	456
INCOME BEFORE INCOME TAXES	346	418	1,906	1,926
Income taxes	85	106	524	501
NET INCOME	261	312	1,382	1,425
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(3)	5	(4)	1
Foreign currency translation adjustment arising from translating financial statements of foreign operations	8	6	25	10
Change in unrealized fair value of available-for-sale financial assets	2	(2)	—	(4)
	7	9	21	7
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements	486	(652)	445	(445)
	493	(643)	466	(438)
COMPREHENSIVE INCOME	$754	$(331)	$1,848	$987
NET INCOME PER COMMON SHARE
Basic	$0.44	$0.51	$2.29	$2.31
Diluted	$0.44	$0.51	$2.29	$2.31

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	598	611	603	616
Diluted	599	613	604	618

condensed consolidated statements of financial position	(unaudited)

As at December 31 (millions)	2015	2014
ASSETS
Current assets
Cash and temporary investments, net	$223	$60
Accounts receivable	1,428	1,483
Income and other taxes receivable	1	97
Inventories	360	320
Prepaid expenses	213	199
Real estate joint venture advances	66	—
Current derivative assets	40	27
	2,331	2,186
Non-current assets
Property, plant and equipment, net	9,736	9,123
Intangible assets, net	9,985	7,797
Goodwill, net	3,761	3,757
Other long-term assets	593	354
	24,075	21,031
	$26,406	$23,217

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$100	$100
Accounts payable and accrued liabilities	1,990	2,019
Income and other taxes payable	108	2
Dividends payable	263	244
Advance billings and customer deposits	760	753
Provisions	197	126
Current maturities of long-term debt	856	255
Current derivative liabilities	2	—
	4,276	3,499
Non-current liabilities
Provisions	433	342
Long-term debt	11,182	9,055
Other long-term liabilities	688	931
Deferred income taxes	2,155	1,936
	14,458	12,264
Liabilities	18,734	15,763
Owners’ equity
Common equity	7,672	7,454
	$26,406	$23,217

condensed consolidated statements of cash flows	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions)	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income	$261	$312	$1,382	$1,425
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	518	468	1,909	1,834
Deferred income taxes	(9)	100	68	188
Share-based compensation expense, net	(78)	15	(38)	74
Net employee defined benefit plans expense	37	22	118	87
Employer contributions to employee defined benefit plans	(26)	(15)	(94)	(88)
Other	(46)	10	(17)	(49)
Net change in non-cash operating working capital	206	5	214	(64)
Cash provided by operating activities	863	917	3,542	3,407
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(619)	(654)	(2,522)	(2,373)
Cash payments for spectrum licences	(46)	(28)	(2,048)	(1,171)
Cash payments for acquisitions and related investments	—	(3)	(10)	(49)
Real estate joint ventures advances and contributions	(12)	(18)	(50)	(57)
Real estate joint venture receipts	1	2	98	4
Proceeds on dispositions	47	—	52	7
Other	4	(12)	3	(29)
Cash used by investing activities	(625)	(713)	(4,477)	(3,668)
FINANCING ACTIVITIES
Dividends paid to holders of Common Shares	(252)	(233)	(992)	(913)
Purchase of Common Shares for cancellation	(226)	(112)	(628)	(612)
Issuance and repayment of short-term borrowings	(1)	—	—	(300)
Long-term debt issued	2,882	659	9,219	7,273
Redemptions and repayment of long-term debt	(2,553)	(684)	(6,486)	(5,450)
Other	(6)	—	(15)	(13)
Cash provided (used) by financing activities	(156)	(370)	1,098	(15)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	82	(166)	163	(276)
Cash and temporary investments, net, beginning of period	141	226	60	336
Cash and temporary investments, net, end of period	$223	$60	$223	$60
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(129)	$(129)	$(458)	$(412)
Interest received	$21	$1	$24	$2
Income taxes paid, net	$(7)	$1	$(256)	$(464)

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
December 31 (millions)	2015	2014	2015	2014	2015	2014	2015	2014
Operating revenues
External revenue	$1,772	$1,744	$1,445	$1,384	$—	$—	$3,217	$3,128
Intersegment revenue	17	15	44	44	(61)	(59)	—	—
	$1,789	$1,759	$1,489	$1,428	$(61)	$(59)	$3,217	$3,128
EBITDA [1]	$628	$629	$350	$372	$—	$—	$978	$1,001
CAPEX, excluding spectrum licences [2]	$209	$188	$446	$382	$—	$—	$655	$570
					Operating revenues (above)		$3,217	$3,128
					Goods and services purchased		1,482	1,476
					Employee benefits expense		757	651
					EBITDA (above)		978	1,001
					Depreciation		406	366
					Amortization		112	102
					Operating income		460	533
					Financing costs		114	115
					Income before income taxes		$346	$418

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2015	2014	2015	2014	2015	2014	2015	2014
Operating revenues
External revenue	$6,933	$6,587	$5,569	$5,415	$—	$—	$12,502	$12,002
Intersegment revenue	61	54	174	175	(235)	(229)	—	—
	$6,994	$6,641	$5,743	$5,590	$(235)	$(229)	$12,502	$12,002
EBITDA [1]	$2,806	$2,727	$1,456	$1,489	$—	$—	$4,262	$4,216
CAPEX, excluding spectrum licences [2]	$893	$832	$1,684	$1,527	$—	$—	$2,577	$2,359
					Operating revenues (above)		$12,502	$12,002
					Goods and services purchased		5,532	5,299
					Employee benefits expense		2,708	2,487
					EBITDA (above)		4,262	4,216
					Depreciation		1,475	1,423
					Amortization		434	411
					Operating income		2,353	2,382
					Financing costs		447	456
					Income before income taxes		$1,906	$1,926

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).